UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .

NEWLEAD HOLDINGS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion and analysis should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report. Reference in the following discussion to “our”, “us”, “we”, “NewLead” and “the Company” refer to NewLead Holdings Ltd. and its subsidiaries. Effective December 21, 2009, the Company changed its name from “Aries Maritime Transport Limited” to “NewLead Holdings Ltd” and the disclosures contained herein give effect to this change.
Operating and Financial Review
          The following is a discussion of the financial condition and results of operations for the three and nine months ended September 30, 2009 and 2008 of NewLead Holdings Ltd. All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), and, where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. The discussion and analysis should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report, as well as the consolidated financial statements and accompanying notes included in the Company’s 2008 Annual Report on Form 20-F filed with the Securities and Exchange Commission.
          This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of product tanker, container vessel and drybulk products that are transported by the Company’s vessels; (iii) operating costs, including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (iv) changes in interest rates; (v) vessel values; (vi) shipyard performance; or (vii) changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking.
Recent Developments
Recapitalization
          On October 13, 2009, the Company simultaneously consummated all of the following transactions in connection with a $400.0 million recapitalization of the Company, as described below:
•	Grandunion Inc. (“Grandunion”) transferred 100% ownership in three drybulk carriers (which transaction included assets with a fair value of approximately $73.0 million and the assumption of a facility of $37.4 million, for a net value of $36.0 million) to the Company in exchange for 18,977,778 newly issued common shares of the Company. The details of the three new drybulk vessels and their related charters are set forth in the below table:

Name	Type	DWT	Charter-out rate per day (net)	Charter Term (years)

China	Capesize	135,364	$12,753	Through 3/17 (maximum option)
Australia	Capesize	172,972	$20,391	Through 12/11 (maximum option)
Brazil	Capesize	151,738	$28,985 1st/2nd year $26,180 balance years, all plus profit sharing above $26,600.*	2/15

                         *   Profit calculation: 85% of the Cape Spot 4 TCE Avg. minus $26,600.
•	A voting agreement between Grandunion and Rocket Marine Inc., or Rocket Marine, was entered into for which Grandunion transferred 2,666,667 of the Company’s common shares to Rocket Marine, a company controlled by two of our former directors and principal shareholders, in exchange for Grandunion’s control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. There are 17,563,544 common shares subject to the voting agreement. The voting agreement is in place for as long as Rocket Marine owns the common shares. The voting agreement contains a lock-up period until December 31, 2011, which, in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.

•	The Company issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015, referred to herein as the “7% Notes”. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 193.3 million newly issued common shares. The Investment Bank of Greece owns $100,000 outstanding principal amount of the 7% Notes and the remainder is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer. The proceeds of the 7% Notes were used in part to repay, in an amount of $20.0 million, a portion of existing indebtedness and the remaining proceeds are expected to be used for general corporate purposes and to fund vessel acquisitions. In November 2009, $20.0 million of the 7% Notes were converted into approximately 26.7 million common shares.

•	The Company’s existing syndicate of lenders entered into a new $221.4 million facility agreement, dated October 13, 2009, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility. The Company applied $20.0 million of the proceeds of the issuance of the 7% Notes to reduce the outstanding amount under the Facility Agreement to $201.4 million, and the Facility Agreement has been structured to provide favorable amortization, with $38.0 million payable in 19 quarterly installments of $2.0 million each, and a $163.4 million repayment due in October 2014, as well as providing for the waiver of all financial covenants (excluding working capital and minimum liquidity covenants) for a period ranging from 30 to 36 months, to allow a sufficient period of time for new management to implement its business strategy. The remainder of the 7% Notes proceeds are expected to be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness. In connection with the execution of the Facility Agreement, Investment Bank of Greece received warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, with an expiration date of October 13, 2015.
          As a result of the above transactions (not including the disposition of the two container vessels described below), the Company’s 14-vessel fleet as of October 14, 2009 consisted of:
•	four Panamax tankers;

•	five medium range (MR) tankers;

•	two container vessels (2,917 twenty-foot equivalent units, or TEUs); and

•	three Capesize drybulk vessels (460,074 deadweight tons, or dwt).
As of January 21, 2010, after giving effect to the disposition of the two container vessels, five of the Company’s 12 vessels are secured on period charters. Charters for two of the Company’s products tanker vessels, as well as one Capesize vessel, currently have profit-sharing components.
Change of the Board and New Management
          The new management of the Company is led by Nicholas G. Fistes as Executive Director (Chairman), Michail S. Zolotas as Executive Director (Deputy Chairman), President and Chief Executive Officer, and Allan L. Shaw as Executive Director and Chief Financial Officer. The new management team intends to build the Company’s technical and commercial group and incorporate the existing team into their operations.
          Currently, the members of the Company’s Board of Directors are as follows:
•	Mr. Nicholas G. Fistes — Executive Director (Chairman)

•	Mr. Michail S. Zolotas — Executive Director (Deputy Chairman), President and Chief Executive Officer

•	Mr. Allan L. Shaw — Executive Director and Chief Financial Officer

•	Mr. Masaaki Kohsaka — Non-Executive Director

•	Mr. Spyros Gianniotis — Non-Executive Director

•	Mr. Apostolos I. Tsitsirakis — Non-Executive Director

•	Mr. Panagiotis Skiadas — Non-Executive Director
          As a result of the recapitalization, the new members of management are currently implementing a business strategy to:
1.	Aggressively grow the Company’s fleet by acquiring vessels across two major shipping markets (drybulk or product tankers) in order to build a core fleet of 20-30 owned vessels, in the near- and medium-term.

2.	Optimize the appropriate revenue mix to maintain a portfolio of period or spot charters, to provide stability of future cash flows on wet and dry shipping markets.

3.	Create a diverse customer base with established reliable charterers in order to reduce counterparty risk.

4.	Integrate shared organization by bringing in quality in-house technical managers to ensure efficient operations with the view to reducing vessel operating expenses and maximizing fleet utilization.

5.	Focus on an opportunistic sale and purchase strategy to capitalize on dislocation within the wet and dry shipping markets.
Share-Based Compensation
          In connection with the recapitalization, the Company reviewed the restricted common share award agreements entered into under the Company’s 2005 equity incentive plan and resolved that all unvested restricted common shares previously granted shall become vested. The Company also caused 300,000 options to purchase common shares previously granted to the Company’s former Chief Executive Officer, pursuant to the Option Agreement dated July 23, 2008, to be immediately and fully vested and are to remain exercisable through July 23, 2018. As a result, all unrecognized compensation expense, totalling $0.4 million has been recorded on October 13, 2009.
New Charter Party Agreement
          On November 5, 2009, the Company announced a two-year time charter beginning December 23, 2009 through December 30, 2011 (assuming the maximum option is chosen) for the 1993-built, 172,972 dwt Capesize tanker Australia at a net of commissions rate of $20,391 per day.
Non-Binding Letter of Intent
          On November 13, 2009, Grandunion entered into a non-binding letter of intent with the Company to drop down Newlead Shipping S.A., or Newlead Shipping, and four drybulk and two product tanker vessels identified below in a transaction valued at approximately $180.0 million, of which approximately $20.0 million will be paid through the issuance of the Company’s common shares at a price of $2.25 per share. The balance of the purchase price will be paid through the assumption of existing liabilities. The transaction is subject to board approval and consents from existing creditors. As of the date of filing this Report on Form 6-K, the documentation for this transaction had not been executed and accordingly, it has not closed. No assurance can be provided that this transaction will be closed and if it is closed in the form contemplated.
          Newlead Shipping is an integrated technical and commercial management company, appropriately licensed and staffed, providing a broad spectrum of technical and commercial management to all markets within the maritime industry. Newlead Shipping has the following accreditations:
•	ISO 9001:2000 from American Bureau of Shipping for a quality management system, by consistently providing a service that meets customer and applicable statutory and regulatory requirements, and enhancing customer satisfaction through, among other things, processes for continual improvement.

•	ISO 14001:2004 from American Bureau of Shipping for environmental management, including policy and objectives targeting legal and other requirements.

•	Safety, Quality and Environmental accreditation from American Bureau of Shipping.
          Newlead Shipping’s management has broad expertise, including specialized knowledge required for managing oil tankers, gas carriers, chemical carriers and bulkers. Senior personnel have a record of successfully performing and consist of a pool of dedicated senior engineers and top-class masters.

Commercial and Other Details

								Charter
								Party
								Expected
						Charter	Charter Party	End Date
	Year		Rate		Charter Party	Party	Expected	(Including
Vessel	Built	DWT	(USD)	Commissions	Commencement	Duration	End Date	Max. Option)
Drybulk Vessels Capesize
Grand Ocean	1990	149,498	15,000 1st year; 16,000 2nd year; 16,000 3rd option year	3.75% + 0.25%	2/10/2009	2 years +/- 60 days	Min. 12/10/2010 to Max. 4/10/2011	4/10/2012
Grand Venetico	1990	134,982	16,500 1st year; 18,500 balance; 18,500 option six months	3.75% + 0.25%	3/1/2009	Abt. 2.5 years +/- 60 days	Min. 7/10/2011 to Max. 11/10/2011	5/10/2012
Panamaxes
Grand Victoria	2002	75,966	18,000	3.75% + 1.25% + 1.25%	11/22/2009	Abt. 11 to abt. 13 mos.	Min. 10/7/2010 to Max. 1/6/2011	1/6/2011
Grand Rodosi	1990	68,788	10,200 net; plus profit sharing 50/50*	0.25%	7/22/2009	Abt. 3 years +/- 60 days	Min. 5/23/2012 to Max. 9/20/2012	9/20/2012
Product Tankers Handy size
Hiona	2003	37,337	19,500 plus profit sharing	1.25% + 1.25%	4/18/2008	36 months +/- 30 days Charterer’s option	Min. 3/18/2011 to Max. 5/18/2011	5/18/2011
Hiotissa	2004	37,330	19,500 plus profit sharing	1.25% + 1.25%	5/6/2008	36 months +/- 30 days Charterer’s option	Min. 4/6/2011 to Max. 6/6/2011	6/6/2011

                         *   Profit calculation: 86% of Cape Spot 4 TCE Avg. minus $10,200.
Exit from Container Market
          In January 2010, the Company sold the MSC Seine and the Saronikos Bridge for an aggregate purchase price resulting in gross proceeds to the Company of $13.0 million, payable in cash. The Saronikos Bridge was delivered to her new owners on January 7, 2010 and the MSC Seine was delivered on January 20, 2010.
          Each of the MSC Seine and the Saronikos Bridge is a 2,917 TEU container vessel built in 1990. As a result of the sale and delivery of these vessels, the Company has exited the container market.
FLEET
          Not including the dropdown of six vessels described above, following the closing of the recapitalization completed on October 13, 2009 and the disposition of the two container vessels in January 2010, we operate a fleet of nine product tankers and three drybulk vessels. Currently, five of our 12 vessels are secured on period charters with established international charterers. The charters for the product tanker vessels have remaining periods ranging from seven to 11 months. Charters for two of our product tanker vessels and one of our drybulk vessels currently have profit-sharing components. It is anticipated that we will have 18 vessels, after giving effect to the dropdown of six vessels.

				Net Daily
				Charter
Vessel Name	Size	Year Built	Charter Expiration	Hire Rate
Product Tanker Vessels
Altius	73,400 dwt	2004	Spot	—
Fortius	73,400 dwt	2004	Spot	—
Nordanvind	38,701 dwt	2001	Spot	—
Ostria (ex Bora)	38,701 dwt	2000	Spot	—
High Land	41,450 dwt	1992	Spot	—
High Rider	41,502 dwt	1991	Spot	—
Stena Compass	72,750 dwt	2006	August 2010	$18,232.50
Stena Compassion	72,750 dwt	2006	December 2010	$18,232.50
Chinook	38,701 dwt	2001	Spot	—

Drybulk Vessels
China	135,364 dwt	1992	March 2017	$12,753
Australia	172,972 dwt	1993	December 2011	$20,391	(maximum option)
Brazil	151,738 dwt	1995	February 2015	$28,985	1st/2nd yr.

Common Shares Outstanding
          As of January 26, 2010, there were 79,453,821 common shares outstanding. This amount includes the issuance of approximately 26.7 million common shares that were issued upon the conversion in November 2009 of $20.0 million of the 7% Notes.
Name Change and Amended Bye-Laws
          On December 4, 2009, at a special general meeting, the shareholders of the Company approved a name change of the Company from “Aries Maritime Holdings Limited” to “NewLead Holdings Ltd.” The name change became effective upon the filing by the Company of a Certificate of Incorporation of Name Change with the Bermuda Registrar of Companies on December 21, 2009, at which time the Company changed its trading symbol on the NASDAQ Stock Market to “NEWL”. In addition, upon shareholder approval also received at such special general meeting, the Company adopted a change to its bye-laws to permit written resolutions to be approved by a majority of the shareholders rather than unanimously. The Amended and Restated Bye-Laws are included with this Report on Form 6-K as Exhibit 3.1.
Results of operations
          The following discussion solely reflects results from continuing operations, other than as described in note 13, “Discontinued Operations”, of the notes to our condensed consolidated financial statements, unless otherwise noted.
Factors Affecting Results of Operations
          The Company believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in the Company’s 2008 annual report on Form 20-F with the Securities and Exchange Commission for a discussion of certain risks inherent in its business.
          The Company believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Market exposure: The Company manages the size and composition of its fleet by chartering its owned vessels to international charterers. The Company aims at achieving an appropriate balance between wet and dry vessels to diversify its market risk.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage and time charter revenues, less voyage expenses during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.
Voyage and Time Charter
          Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.
          Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term, which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
Three months ended September 30, 2009 compared to three months ended September 30, 2008
          The following table presents consolidated revenue and expense information for the three months ended September 30, 2009 and 2008. This information was derived from the unaudited condensed consolidated revenue and expense accounts of the Company for the respective periods.

	Three months	Three months
	ended	ended
	September 30, 2009	September 30, 2008
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Operating revenues	$12,167	$21,509
Commissions	(233)	(225)
Voyage expenses	(4,698)	(3,139)
Vessel operating expenses	(12,933)	(8,932)
General and administrative expenses	(4,650)	(2,043)
Depreciation and amortization expenses	(5,560)	(6,574)
Impairment loss	(91,601)	—
Management fees	(265)	(458)

Net operating (loss)/ income	(107,773)	138

Interest and finance expenses, net	(3,342)	(4,227)
Interest income	2	—
Other (expenses)/ income, net	(24)	28
Change in fair value of derivatives	247	(793)

Net loss from continuing operations	(110,890)	(4,854)
Net (loss)/ income from discontinued operations	(410)	579

Net loss	$(111,300)	$(4,275)

Set forth below are selected historical and statistical data for the Company that it believes may be useful in better understanding its financial position and results of operations.

	Three months ended
	September 30,
	2009	2008
FLEET DATA
Available days(1)	803	1,012
Operating days(2)	621	872
Fleet utilization(3)	77.3%	86.2%
Equivalent vessels(4)	79.3%	100%
AVERAGE DAILY RESULTS
Time Charter Equivalents(5)	$9,675	$13,861

1)	Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

2)	Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

3)	Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning. Given the significant number of dry-docking days in the third quarter, fleet utilization for the three months ended September 30, 2009 and 2008 would be 61.4% and 86.2%, respectively, after giving effect to dry-docking.

4)	Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.

5)	Time Charter Equivalent, or TCE, rates are defined as voyage and time charter revenues, less voyage expenses during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.
Revenues
          Total revenues of $12.2 million from continuing operations were recorded during the three months ended September 30, 2009, compared to $21.5 million recorded during the equivalent period in 2008. For the three months ended September 30, 2009 and September 30, 2008, the Company’s TCE rates were $9,675 per day and $13,861 per day, respectively. The decreases in revenues and TCE rates were attributable primarily to the absence of a coherent chartering policy as well as sub par technical management. We were also adversely affected by the general economic environment and market for tankers that resulted in lower charter/spot rates as well as lower utilization. Furthermore, the increased schedule of out-of-service days attributable to dry-docking and repairs adversely impacted revenue. For example, the MSC Seine did not generate revenue for almost two months during the quarter and the Nordanvind has not been generating revenue for the whole of 2009, as the vessel required a major overhaul of repairs and dry-docking. Moreover, the Company had increased scheduled dry-dockings and repairs during the period. In total, eight out of 11 vessels operated in the spot market during the quarter.
          Fleet utilization from continuing operations prior to giving effect to dry-docking for the three months ended September 30, 2009 was 77.3%, compared to 86.2% for the three months ended September 30, 2008. Given the significant number of dry-docking days in the third quarter, fleet utilization for the three months ended September 30, 2009 and 2008 was 61.4% and 86.2%, respectively, after giving effect to dry-docking.
          Of the total revenue from continuing operations earned by our vessels during the three months ended September 30, 2009, 76.2% (equivalent period in 2008: 66.4% ) was earned by our product tankers and 23.8% (equivalent period in 2008: 33.6%) by our container vessels.
Commissions
          Chartering commissions increased by approximately 4.5% to $0.23 million during the three months ended September 30, 2009, compared to $0.22 million during the equivalent period in 2008.
Voyage Expenses
          Voyage expenses increased by approximately 51.6% to $4.7 million during the three months ended September 30, 2009, compared to $3.1 million during the equivalent period in 2008. The increase was primary attributable to bunker expenses totalling $3.9 million as more of our vessels traded in the spot market with low revenue spot daily rates, and the increase in off-hire days.
Vessel operating expenses
          Vessel operating expenses increased by approximately 44.9% to $12.9 million during the three months ended September 30, 2009, compared to $8.9 million during the equivalent period in 2008. During the three months ended September 30, 2008, we had fleet running costs partially reduced by the contribution of Magnus Carriers Corporation, a related party referred to herein as “Magnus Carriers”, under the budget variance sharing arrangement, under the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Magnus Carriers’ contribution to vessels operating expenses amounted to $1.7 million for the three months ended September 30, 2008. For the three months ended September 30, 2009, the reduction was minor and amounted to $0.03 million. This agreement has been terminated. Moreover, during the three months ended September 30, 2009 vessel operating expenses included a provision for claims of $3.6 million. There had been no provision for claims accounted for during the equivalent period in 2008. Excluding Magnus Carriers’ contribution and provision for claims, vessel operating expenses decreased by approximately 12.3% to $9.3 million during the three months ended September 30, 2009, compared to $10.6 million during the equivalent period in 2008. This decrease was mainly due to the high amount of repairs incurred during the three months ended September 30, 2008 for certain vessels (the High Land, High Rider, MSC Seine and Ostria) and also due to the dry-docking that the Saronikos Bridge went through during the same period. The aforementioned decrease was partially offset by the Nordanvind, which has been idle since December 2008 due to dry-docking and repair expenses.
          Of the total vessel operating expenses from continuing operations during the three months ended September 30, 2009, 83.2% was incurred by our product tankers and 16.8% by our container vessels, and during the equivalent period in 2008, 55.6% was incurred by our product tankers and 44.4% by our container vessels.
General and Administrative Expenses
          General and administrative expenses increased by approximately 135% to $4.7 million during the three months ended September 30, 2009, compared to $2.0 million during the equivalent period in 2008. This increase was primarily due to transaction costs associated with the recapitalization and preparing for the completion of the recapitalization (see note 14). Total transaction costs during the three months ended September 30, 2009 amounted to $2.6 million.
Depreciation and Amortization
          Depreciation and amortization decreased by approximately 15.2% to $5.6 million during the three months ended September 30, 2009, compared to $6.6 million during the equivalent period in 2008. This decrease was primarily due to the sale of three vessels in 2008 and one vessel in 2009.
Impairment Loss
          Pursuant to the standard requirements, we evaluated the carrying amounts of our long-lived assets in light of current market conditions. The total impairment loss for the three months ended September 30, 2009 amounted to $91.6 million. No impairment loss was recorded in the three months ended September 30, 2008. The significant factors and assumptions we used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number factors for the remaining life of the vessel, including: (a) contracted time charter rates up to the end of life of the current contract of each vessel; (b) historical average time charter rates; (c) current market conditions; and (d) the respective vessel’s age, as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses, assumptions included an annual escalation factor, while estimated fair market values for each vessel were obtained by third-party valuations for which management assumes responsibility for all assumptions and judgements used. All estimates used and assumptions made were in accordance with the Company’s historical experience of the shipping industry.
Management Fees
          Management fees paid to related parties decreased by approximately 40% to $0.3 million for the three months ended September 30, 2009, compared to $0.5 million during the equivalent period in 2008. This decrease was primarily due to the termination of commercial ship management agreements with Magnus Carriers on May 1, 2009.
Interest and Finance Expense
          Total interest and finance expense decreased by approximately 21.4% to $3.3 million during the three months ended September 30, 2009, compared to $4.2 million during the equivalent period in 2008. Interest expense on loans decreased by approximately 11.8% to $3.0 million, compared to $3.4 million during the equivalent period in 2008. This decrease was primarily due to lower interest rates and the repayment of the loan due to the sale of three vessels in 2008 and one vessel in 2009. Interest and finance expenses for both three months ended September 30, 2009 and 2008 include amortization of deferred financing costs amounting to $0.2 million and $0.7 million, respectively.
Change in Fair Value of Derivatives
          The marking to market of our seven interest rate swaps in effect as of September 30, 2009, resulted in an unrealized gain of $0.2 million, compared to an unrealized loss during the equivalent period in 2008 of $0.8 million, due to the change in fair value over the period. The marking to market valuation of this set of seven interest rate swaps as of September 30, 2009 and September 30, 2008, resulted in a liability of $11.1 million and $12.5 million, respectively.

Net loss
          Net loss from continuing operations amounted to $110.9 million during the three months ended September 30, 2009, compared to a net loss of $4.9 million during the equivalent period in 2008. This increase in net loss was primarily attributable to the impairment loss of $91.6 million that was recognized during the three months ended September 30, 2009, as well as lower charter rates applicable for our MR tankers, and the out-of-service days related to the MSC Seine and the Nordanvind. Moreover, this increase in net loss reflects the generally slower economic environment and not as favorable market conditions for our tankers that lead to low fleet utilization, high voyage expenses and claims. Excluding the impairment loss, claims ($3.6 million) and transaction costs ($2.6 million), net loss from continuing operations amounted to $13.1 million for the three months ended September 30, 2009, compared to $4.9 million for the three months ended September 30, 2008.
          Net loss from discontinued operations was $0.4 million during the three months ended September 30, 2009, compared to a net gain of $0.6 million during the equivalent period in 2008.
Nine months ended September 30, 2009 compared to nine months ended September 30, 2008
          The following table presents consolidated revenue and expense information for the nine months ended September 30, 2009 and 2008. This information was derived from the Company’s the unaudited condensed consolidated revenue and expense accounts for the respective periods.

	Nine months	Nine months
	ended	ended
	September 30, 2009	September 30, 2008
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Operating revenues	$42,898	$58,085
Commissions	(831)	(432)
Voyage expenses	(7,990)	(5,404)
Vessel operating expenses	(26,445)	(21,419)
General and administrative expenses	(7,772)	(5,932)
Depreciation and amortization expenses	(16,274)	(19,145)
Impairment loss	(91,601)	—
Management fees	(931)	(1,396)

Net operating (loss)/ income	(108,946)	4,357

Interest and finance expenses, net	(10,336)	(11,904)
Interest income	9	168
Other expenses, net	(34)	(23)
Change in fair value of derivatives	1,385	(761)

Net loss from continuing operations	(117,922)	(8,163)
Net (loss)/ income from discontinued operations	(5,840)	10,177

Net (loss)/ income	$(123,762)	$2,014

Set forth below are selected historical and statistical data for the Company that it believes may be useful in better understanding its financial position and results of operations.

	Nine months ended
	September 30,
	2009	2008
FLEET DATA
Available days	2,727	2,965
Operating days	2,278	2,690
Fleet utilization(1)	83.5%	90.7%
Equivalent vessels	90.8%	98.4%
AVERAGE DAILY RESULTS
Time Charter Equivalents	$13,064	$16,149

(1)	Given the significant number of dry-docking days in the third quarter, fleet utilization for the nine months ended September 30, 2009 and 2008 would be 75.9% and 89.3%, respectively, after giving effect to dry-docking.
Revenues
     Total revenues of $42.9 million from continuing operations were recorded during the nine months ended September 30, 2009, compared to $58.1 million recorded during the equivalent period in 2008. For the nine months ended September 30, 2009 and September 30, 2008, the Company’s TCE rates were $13,064 per day and $16,149 per day, respectively. The decreases in revenues and TCE rates were attributable primarily to the absence of a coherent chartering policy as well as sub par technical management. We were also adversely affected by the general economic environment and market for tankers that resulted in lower charter/spot rates as well as lower utilization. Furthermore, the increased schedule of out-of-service days attributable to dry-docking and repairs adversely impacted revenue. For example, the MSC Seine did not generate revenue for almost two months during the third quarter and the Nordanvind has not been generating revenue for the whole of 2009, as the vessel required a major overhaul of repairs and dry-docking. Moreover, the Company had increased scheduled dry-dockings and repairs during the nine months. In total, as of September 30, 2009, eight out of 11 vessels operated in the spot market.
          Fleet utilization, prior to giving effect to dry-docking, for the nine months ended September 30, 2009 was 83.5%, compared to 90.7% for the nine months ended September 30, 2008. Given the significant number of dry-docking days during the nine months, fleet utilization for the nine months ended September 30, 2009 and 2008 would be 75.9% and 89.3%, respectively, after giving effect to dry-docking.
          Of the total revenue earned from continuing operations by our vessels during the nine months ended September 30, 2009, 74.2% (2008: 72.7%) was earned by our product tankers and 25.8% (2008: 27.3%) by our container vessels.
Commissions
          Chartering commissions increased by approximately 100% to $0.8 million during the nine months ended September 30, 2009, compared to $0.4 million during the equivalent period in 2008. The increase is primary attributable to a higher commission paid due to eight of our 11 vessels being on spot charters.
Voyage Expenses
          Voyage expenses increased by approximately 48.1% to $8.0 million during the nine months ended September 30, 2009, compared to $5.4 million during the equivalent period in 2008. The increase was primary attributable to bunker expenses totalling $6.3 million, as more of our vessels traded in the spot market with low revenue spot daily rates, and the increase in off-hire days.
Vessel operating expenses
          Vessel operating expenses increased by approximately 23.4% to $26.4 million during the nine months ended September 30, 2009, compared to $21.4 million during the equivalent period in 2008. During the nine months ended September 30, 2008, we had fleet running costs partially reduced by Magnus Carriers’ contribution under the budget variance sharing arrangement, under the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Magnus Carriers’ contribution to vessel operating expenses amounted to $1.7 million for the nine months ended September 30, 2008. For the nine months ended September 30, 2009, the reduction was minor and amounted to $0.4 million from continuing operations. This agreement has been terminated. Moreover, for the nine months ended September 30, 2009 vessel operating expenses included a provision for claims of $3.6 million. There has been no provision for claims accounted for during the equivalent period in 2008. Excluding Magnus Carriers’ contribution and provision for claims, vessel operating expenses remained approximately the same and amounted to $23.2 million during the nine months ended September 30, 2009, compared to $23.1 million during the equivalent period in 2008.
          Of the total vessel operating expenses during the nine months ended September 30, 2009, 80.5% were incurred by our product tankers and 19.5% by our container vessels, and for the nine months ended September 30, 2008, 64.5% were incurred by our product tankers and 35.5% by our container vessels.
General and Administrative Expenses
          General and administrative expenses increased by approximately 32.2% to $7.8 million during the nine months ended September 30, 2009, compared to $5.9 million during the equivalent period in 2008. This increase was primarily due to transaction costs associated with the recapitalization and preparing for the completion of the recapitalization (see note 14). Total transaction cost during the nine months ended September 30, 2009 amounted to $2.6 million.
Depreciation and Amortization
          Depreciation and amortization decreased by approximately 14.7% to $16.3 million during the nine months ended September 30, 2009, compared to $19.1 million during the equivalent period in 2008. This decrease was primarily due to the sale of three vessels in 2008 and one vessel in 2009.

Impairment Loss
          Pursuant to the standard requirements, we evaluated the carrying amounts of our long-lived assets in light of current market conditions. The total impairment loss for the nine months ended September 30, 2009 amounted to $91.6 million. No impairment loss was recorded in the nine months ended September 30, 2008. The significant factors and assumptions we used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number factors for the remaining life of the vessel including: (a) contracted time charter rates up to the end of life of the current contract of each vessel; (b) historical average time charter rates; (c) current market conditions; and (d) the respective vessel’s age, as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses, assumptions included an annual escalation factor, while estimated fair market values for each vessel were obtained by third-party valuations for which management assumes responsibility for all assumptions and judgements used. All estimates used and assumptions made were in accordance with the Company’s historical experience of the shipping industry.
Management Fees
          Management fees paid to related parties decreased by approximately 35.7% to $0.9 million during the nine months ended September 30, 2009, compared to $1.4 million during the equivalent period in 2008. This decrease was primarily due to the termination of commercial ship management agreements with Magnus Carriers on May 1, 2009.
Interest and Finance Expense
          Total interest and finance expense decreased by approximately 13.4% to $10.3 million during the nine months ended September 30, 2009, compared to $11.9 million during the equivalent period in 2008. Interest expense on loans decreased by approximately 6.9% to $9.5 million, compared to $10.2 million for the nine months ended September 30, 2008. This decrease was primarily due to lower interest rates (ranging from 1.5% to 0.276% per annum) and the repayment of the loan due to the sale of three vessels in 2008 and one vessel in 2009. Interest and finance expenses for both of the nine months ended September 30, 2009 and 2008 include amortization of deferred financing costs amounting to $0.6 million and $1.1 million, respectively.
Change in Fair Value of Derivatives
          The marking to market of our seven interest rate swaps that were in effect as of September 30, 2009 resulted in an unrealized gain of $1.4 million, compared to an unrealized loss for the nine months ended September 30, 2008 of $0.8 million, due to the change in fair value over the period. The marking to market valuation of this set of seven interest rate swaps as of September 30, 2009 and September 30, 2008 resulted in a liability of $11.1 million and $12.5 million, respectively.
Net Income / (loss)
          Net loss from continuing operations amounted to $117.9 million during the nine months ended September 30, 2009, compared to a net loss of $8.2 million during the equivalent period in 2008. This increase in net loss was primarily attributable to the impairment loss of $91.6 million that was recognized during the nine months ended September 30, 2009, as well as lower charter rates applicable for our MR tankers, and the out-of-service days related to the MSC Seine and Nordanvind. Moreover, this increase in net loss reflects a generally slower economic environment and not as favorable market conditions for our tankers that lead to low fleet utilization, high voyage expenses and claims. Excluding the impairment loss, claims ($3.6 million) and transaction costs, net loss from continuing operations amounted to $20.1 million for the nine months ended September 30, 2009 compared to $8.2 million for the nine months ended September 30, 2008.
          Net loss from discontinued operations was $5.8 million during the nine months ended September 30, 2009 compared to a net gain of $10.2 million during the equivalent period in 2008. This decrease was primarily attributable to the sale of the Ocean Hope amounting to a loss of $5.6 million during the nine months ended September 30, 2009.
Liquidity and Capital Resources
Overview
          We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) quarterly payments of interest and other debt-related expenses and the repayment of principal; (iii) maintenance of financial covenants under our fully revolving credit facility agreement; (iv) payments for dry-docking and special survey costs; and (v) maintenance of cash reserves to provide for contingencies.
          As of September 30, 2009 and December 31, 2008, we had a working capital deficit of $244.4 million and $231.7 million, respectively, which include our total outstanding borrowing of $221.4 million and $223.7 million, respectively, reflected as current portion of long-term debt.

          As further explained below under “Indebtedness”, in connection with the recapitalization, the Company was provided a waiver of all financial covenants (excluding working capital and minimum liquidity covenants) for a period ranging from 30 to 36 months to allow a sufficient period of time for new management to implement its business strategy.
          During the nine months ended September 30, 2009, we were in breach of certain financial covenants of our credit facility as such ratio is defined in the original facility agreement and the Fifth Supplemental Agreement. As part of the waiver received with the Fifth Supplemental Agreement, we were required, among other covenants, to reduce the outstanding borrowings under the original facility agreement from $223.7 million to $200.0 million. In June 2009, we sold one of our vessels, the Ocean Hope for net proceeds of $2.3 million and reduced our outstanding borrowings to $221.4 million.
          From the months following the sale of the Ocean Hope until the recapitalization, the Company was in negotiations with its lenders to enter into a new $221.4 million facility agreement to refinance the Company’s existing revolving credit facility. The execution of this agreement also coincided with the Company’s assumption of a $37.4 million credit facility in relation to the three vessels transferred to the Company as part of the $400.0 million recapitalization.
          On October 13, 2009, as previously discussed under “Recent Developments”, the following actions occurred in connection with the $400.0 million recapitalization:
•	The Company’s existing syndicate of lenders entered into a new $221.4 million Facility Agreement to refinance the Company’s existing revolving credit facility. Upon its refinancing, the financial covenants in the Facility Agreement were waived (excluding working capital and minimum liquidity covenants) for a period ranging from 30 to 36 months. The amount outstanding under the Facility Agreement is currently $191.4 million.

•	The issuance of $145.0 million of the 7% Notes, that are convertible into common shares at a conversion price of $0.75 per common share. There are currently $125.0 million of 7% Notes outstanding.

•	The Company assumed a $37.4 million credit facility in relation to the three vessels transferred to the Company as part of the recapitalization. Pursuant to a Share Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 18,977,778 newly issued common shares of the Company in exchange for three drybulk carriers. Of such shares, 2,666,667 were transferred to Rocket Marine, a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize the Company’s cost of capital. As of January 26, 2010, there was no outstanding balance under this facility.
The following table below summarizes the cash flows from our operations for each of the nine months ended September 30, 2009 and 2008:

	Nine months ended
	September 30,
	2009	2008
Net cash (used in)/ provided by operating activities	$(3,945)	$1,520
Net cash provided by investing activities	2,216	61,093
Net cash used in financing activities	(2,280)	(71,476)

Net decrease in cash and cash equivalents	(4,009)	(8,863)

Cash and cash equivalents, beginning of the period	4,009	12,444

Cash and cash equivalents, end of period	$—	$3,581

Cash Flows
          For the nine months ended September 30, 2009, our net cash used in operating activities decreased 360% to $3.9 million, compared to net cash provided by operating activities of $1.5 million during the nine months ended September 30, 2008. This decrease was due primarily to $3.6 million in claims provided in the three months ended September 30, 2009 and the change in working capital.
          For the nine months ended September 30, 2009, our net cash provided by investing activities decreased 96.4% to $2.2 million, compared to $61.1 million during the nine months ended September 30, 2008. This decrease was due primarily to vessel disposals amounting to $59.6 million during the nine months ended September 30, 2008 and one vessel disposal for the nine months ended September 30, 2009.

          For the nine months ended September 30, 2009, our net cash used in financing activities decreased 96.8% to $2.3 million, compared to $71.5 million during the nine months ended September 30, 2008. This decrease was due primarily to repayments under our credit facility amounting to $61.1 million for the nine months ended September 30, 2008 and $2.3 million for the nine months ended September 30, 2009.
Indebtedness
          As of January 26, 2010, we had total outstanding indebtedness of approximately $316.4 million, compared to $221.4 million, and $223.7 million as of September 30, 2009 and 2008, respectively.
          On October 13, 2009, the Company assumed a $37.4 million credit facility in relation to the three vessels transferred to it as part of the recapitalization. The $37.4 million credit facility is payable in twenty consecutive quarterly installments of $1.56 million and a $6.2 million repayment due in October 2014. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize the Company’s cost of capital. As of January 26, 2010, there was no outstanding balance under this facility.
          On October 13, 2009, the Company’s existing syndicate of lenders entered into a new $221.4 million facility agreement, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility. Prior to the refinancing discussed under “Recent Developments”, we had entered into a $360.0 million fully revolving credit facility in April 2006 with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent. Upon its execution in 2006, we used the fully revolving credit facility to (i) refinance our old $140.0 million drawn term loan; (ii) refinance our old revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the Stena Compass; and (iii) to complete the purchase of the Stena Compassion. During 2008, the Company was in breach of its covenants under the fully revolving credit facility. The Company then entered into a Fifth Supplemental Agreement, in connection with the temporary relaxation of the interest coverage covenant of the facility, with an increased margin of 1.75% above LIBOR applied during September 30, 2009 and until the refinancing on October 13, 2009. Although we paid an increased interest margin, rates overall have decreased. As of September 30, 2009, borrowings under our original fully revolving credit facility bore an annual effective interest rate, including the margin of 5.07%.
          The current Facility Agreement has been structured to provide favorable amortization, with $38.0 million payable in 19 quarterly instalments of $2.0 million each, and a $163.4 million repayment due in October 2014. Of the proceeds of the issuance of the 7% Notes, $20.0 million was applied to the Facility Agreement, such that there is currently $191.4 million outstanding under the Facility Agreement.
          Our obligations under the new Facility Agreement were secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.
          As explained further below, the new Facility Agreement bears an increased margin of 2.75% above LIBOR up and until the original maturity date, April 6, 2011.
          Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:
•	1.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than and 50%;

•	2.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is less than 27.5%.
          The new Facility Agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:
•	our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than:

(a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and
(b) 30% from the financial quarter ending September 30, 2013 onwards.
•	maintain, on a consolidated basis on each financial quarter, working capital of not less than zero dollars ($0);

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than;
(a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and
(b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.
          As a result to the recapitalization, our lenders provided us with a waiver of all financial covenants (excluding working capital and minimum liquidity covenants) for a period ranging from 30 to 36 months to allow a sufficient period of time for new management to implement its business strategy.
          As of September 30, 2009, and until the recapitalization on October 13, 2009, we were in breach of the following covenants:
•	An adjusted equity ratio of not less than 35%;

•	An interest coverage ratio (as defined in the facility agreement) of not less than 3.00 to 1.00;

•	The reduction of outstanding borrowings to $200.0 million in accordance with the Fifth Supplemental Agreement;

•	A working capital balance, including the $221.4 million of debt reflected as current, of not less than $0; and

•	The minimum liquidity requirement consisting of free cash and cash equivalents.
          In connection with the recapitalization, the Company issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and the remainder is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas our President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20.0 million, a portion of existing indebtedness and the remaining proceeds are expected to be used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 26.67 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding.
          We use interest rate swaps to swap our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure” below.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Exposure
          Prior to the refinancing of our credit facility, as discussed above under “Recent Developments”, our debt obligations under the then-existing facility agreement bore interest at LIBOR plus a margin ranging from 0.276% to 1.5% per annum. With the recapitalization and refinancing of the Facility Agreement, all financial covenants (excluding working capital and minimum liquidity covenants) under the Facility Agreement have been waived for a period ranging from 30 to 36 months. However, increasing interest rates could adversely affect our future profitability.
          On July 5, 2006, we entered into interest rate swaps with five banks on identical terms. These five swaps have an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, we pay a fixed interest rate of 5.63% per annum on a total of $100.0 million of our long-term debt.
          On April 3, 2008, we entered into a floored swap transaction with one bank and a simultaneous swap and cap transaction with another bank. These two synthetic swaps have an effective date of April 3, 2008 and maturity dates of April 3, 2011 and April 4, 2011, respectively. Under the terms of the floored swap agreement, we pay a fixed interest rate of 4.285% per annum on a total of $23.3 million of our long term debt. Under the terms of the swap and cap transactions, we pay a fixed interest rate of 4.14% on a total of $23.3 million of our long-term debt and we have limited our interest rate exposure to 4.14% on an additional amount of $23.3 million.
          A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.2 million in our interest expense on the unhedged element of drawings under the terms of our original credit facility for the nine months ended September 30, 2009.
          In connection with the recapitalization, we entered into an interest rate swap with Marfin Egnatia Bank. This swap has an effective date of September 2, 2009 and a maturity date of September 2, 2014. Under the terms of the swap agreement, we pay a fixed interest rate of 4.08% per annum on a total of $37.4 million of our long-term debt.
Foreign Exchange Rate Exposure
          Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur a portion of our general and administrative costs, in other currencies, primarily Euros.
          We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency in anticipation of our future requirements in an effort to manage foreign exchange risk. During the nine months ended September 30, 2009, the value of the U.S. dollar reached highs of $1.50 and lows of $1.26 compared to the Euro, and as a result, an adverse or positive movement could increase or decrease operating and general and administrative expenses. During the three and nine months ended September 30, 2009, the effect was minimal.
Off-Balance Sheet Arrangements
          We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.
Commitments and Grants
          In connection with the recapitalization, the Company entered into an employment agreement with its Chief Financial Officer, for a term of three years, subject to a one year extension, that provides for an annual salary, along with discretionary and guaranteed bonus compensation for the first year. Pursuant to the agreement, the officer received (i) 2,000,000 restricted common shares that are subject to vesting and (ii) options to purchase 3,000,000 common shares, having an exercise price of $1.65, subject to vesting and having an expiration date of October 13, 2014. The agreement provides for certain payments and accelerated vesting of the equity compensation in certain circumstances, including change of control or termination without cause.
          In addition, for advisory services provided in connection with the recapitalization, in January 2010, the Company issued to a third party 2,500,000 common shares and a warrant to purchase 5,000,000 common shares. Furthermore, on November 13, 2009, the Company granted, in the aggregate, 180,000 restricted common shares (one time grant) and an annual cash compensation payment of $0.2 million, in the aggregate, to the independent directors, and on January 1, 2010, granted 80,000 common shares (the annual grant), respectively, to the independent directors.
Risk Factors
          The following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market and ownership of our common shares. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.
Industry Specific Risk Factors
Charter rates for product tankers and drybulk vessels have declined significantly and may decrease in the future, which may adversely affect our earnings
          The product tanker and drybulk vessel markets are cyclical with volatility in charter hire rates and industry profitability. The degree of charter hire rate volatility among different types of product tankers and drybulk vessels has varied widely and after reaching historical highs in mid-2008, charter hire rates for product tankers and drybulk vessels have declined significantly from historically high levels. If the shipping industry is depressed in the future when our charters expire, our revenues, earnings and available cash flow may be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. Two of our period charters (two product tankers) are scheduled to expire during 2010. In addition, seven of our product tankers are currently in the spot market. We cannot assure you that we will be able to successfully charter these vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. Our ability to re-charter these vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for product tankers and drybulk vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.
          The factors that influence the demand for vessel capacity include:
•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;
•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.
          The factors that influence the supply of vessel capacity include:
•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and vessel equipment;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the number of vessels that are out of service; and

•	port or canal congestion.
          If the number of new vessels delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.
The downturns in the product tankers and drybulk vessels charter markets may have an adverse effect on our earnings, affect compliance with our loan covenants and our ability to pay dividends if reinstated in the future.
     Charter rates for product tankers have declined sharply since the highs of 2008. For example, the Baltic Clean Tankers

Index (BCTI), a measure of international clean tanker routes and a selection of basket and individual TCEs, dropped from 969 points in 2008 to 449 points in 2009. The downturn resulted in lower operating revenues for the product tankers charter markets. According to industry sources, the products tanker market did not perform well during 2009, with chartering markets in the Mediterranean, United Kingdom Channel and Caribbean flirting with levels below operating costs throughout. The dirty products market has been especially downbeat, with earnings remaining below $10,000/day for much of 2009. The clean market initially offered some resistance to the slowdown in oil demand, but as the fleet has continued to grow, the availability of spot tonnage soon outstripped demand, despite up to 30% of the Large Range 2 (LR2) fleet being tied up for short-term floating storage over the summer. The decline in charter rates in the product tanker market has resulted in a commensurate decline in our tanker vessel values, which in turn affects our cash flows and liquidity.
     If the current low charter rates in the product tanker and drybulk vessels markets continue through any significant period in 2010, when time charters for our two vessels (two product tankers) that are employed on time charter expire, and we are consequently exposed to then-prevailing charter rates, our earnings may be adversely affected. If these trends continue, in order to remain viable, we may have to extend the period during which we suspend dividend payments and/or sell vessels in our fleet.
     Our impairment analysis as of September 30, 2009 and 2008 resulted in an impairment loss of $91,601 and $0, respectively. However, the current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.
A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.
     We anticipate that a significant number of the port calls made by our vessels will continue to involve the loading or discharging of commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. This rate of growth declined significantly in the second half of 2008 and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In late 2008, China announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.
Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
     The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (OECD) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.
The value of our vessels may fluctuate, which may adversely affect our liquidity.
     Vessel values can fluctuate substantially over time due to a number of different factors, including:
•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	the types and sizes of available vessels;

•	the availability of other modes of transportation;

•	increases in the supply of vessel capacity;

•	the cost of newbuildings;

•	prevailing charter rates; and

•	the cost of retrofitting or modifying second hand vessels as a result of charterer requirements, technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.
     In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the product tanker and drybulk vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends, if reinstated in the future could be adversely affected.
An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.
     The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, waiting days in ports, as well as strong overall economic growth in parts of the world economy including Asia. Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Factors that tend to decrease tanker supply include the conversion of tankers to non-tanker purposes and the phasing out of single-hull tankers due to legislation and environmental concerns. We believe that the current order book represents a significant percentage of the existing fleet. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, upon the expiration or termination of our vessels’ current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.
An over-supply of drybulk vessel capacity may lead to further reductions in charter hire rates and profitability.
     The market supply of drybulk vessels has been increasing, and the carrying capacity (measured in TEUs) on order is at an historically high level. This has led to an over-supply of drybulk vessel capacity, resulting in a reduction of charter hire rates and a decrease in the value of our drybulk vessels. The reduction in rates may, under certain circumstances, affect the ability of our customers who charter our drybulk vessels to make charter hire payments to us. This and other factors affecting the supply and demand for drybulk vessels and the supply and demand for drybulk vessels are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.
Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.
     The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States’ federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.
     Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of January 26, 2010, we had total outstanding indebtedness of approximately $316.4 million.
     We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our new Facility Agreement or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the NASDAQ Global Market to decline and could cause the price of our common shares to continue to decline.
Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
     Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and early 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. For example, in April 2009, the Maersk Alabama, a cargo vessel not affiliated with us, was captured by pirates off the coast of Somalia and was released following military action by the U.S. Navy. In November 2008, the Sirius Star, a tanker vessel not affiliated with us, was also captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million, and was released in January 2009 upon a ransom payment of $3.0 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.
Fuel, or bunker prices, may adversely affect profits.
     While we generally do not bear the cost of fuel, or bunkers, under our time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
     Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization (IMO) International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
     The operation of our vessels is affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this report, each of our vessels is ISM code-certified.
Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.
     Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.
Our insurance may not be adequate to cover our losses that may result from our operations, which are subject to the inherent operational risks of the seaborne transportation industry.
     We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.
     As a result of the September 11, 2001 attacks, the U.S. response to the attacks and the related concerns regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.
     In addition, while we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends, if reinstated to our shareholders in the future.
Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also on the claim records of other members of the protection and indemnity associations.
     We may be subject to calls in amounts based not only on our claim records but also on the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
     In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Labor interruptions could disrupt our business.
     Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if reinstated in the future.
Maritime claimants could arrest our vessels, which would interrupt our business.
     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.
Governments could requisition our vessels during a period of war or emergency without adequate compensation.
     A government could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition and results of operations.
We operate our vessels worldwide and, as a result, our vessels are exposed to international risks that could reduce revenue or increase expenses.
     The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions that may reduce our revenue or increase our expenses.

Terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.
     We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
     Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.
Company Specific Risk Factors
Under the terms of our new credit facility, we are currently not in compliance with certain financial covenants that have been waived by the lenders until at least April 2012. Although we plan to regain compliance by such deadline, if we are unable to do so and are unable to negotiate a new waiver from our lenders, we will be in default under the credit facility. Such even could have a material adverse effect on our operations and our ability to raise new capital.
     On October 13, 2009, we entered into a new $221.4 million facility agreement with our existing syndicate of lenders (the “Facility Agreement”) to refinance our existing revolving credit facility. The Facility Agreement requires us to meet certain financial covenants that we are not currently in compliance with, but which have been waived by our lenders until April 2012 with respect to certain financial covenants and October 2012 with respect to others. We intend to regain compliance with all financial covenants by such deadlines. However, if we are unable to do so, our lenders may declare an event of default unless we are able to pledge additional collateral or repay our outstanding borrowings. If the lenders declare an event of default, it could have a material adverse effect on our operations and our ability to raise new capital.
We have incurred high levels of debt and with the refinancing of our credit facility and issuance of the 7% Notes, we are heavily leveraged. Defaults or other violations of the provisions of our various debt instruments could have a material adverse effect on our business.
     In addition to and in connection with the Facility Agreement, in October 2009 we issued $145.0 million of the 7% Notes. The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. If we are unable to service our debt, and our lenders or noteholders declare us in default thereunder, it could have a material adverse effect on our operations.
The market value of our vessels have declined and may further decrease, which could lead to the loss of our vessels and/or we may incur a loss if we sell vessels following a decline in their market value.
     The fair market values of our vessels have generally experienced high volatility and have recently declined significantly and resulted in an impairment charge of $91.6 million. If we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, we may have to record an impairment adjustment in our consolidated financial statements, which could adversely affect our financial results.

Our incurrence of a net loss during the nine months ended September 30, 2009 and our net working capital deficit raise substantial doubt about our ability to continue as a going concern.
     During the nine months ended September 30, 2009, we incurred losses of $123.8 million. As of September 30, 2009, we reported a working capital deficit of $244.4 million, which included $221.4 million of debt reflected as current. In addition, in connection with the audited financial statements included our Annual Report on Form 20-F, our independent registered public accounting firm issued an opinion with an explanatory paragraph that expressed substantial doubt about our ability to continue as a going concern. If we continue to incur net losses and a working capital deficit, it may negatively affect our ability to raise additional capital, and may have a material adverse effect on our operations.
For the nine months ended September 2009, we were dependent upon four significant charterers for the majority of our revenues. The charter agreements with three charterers have expired or been terminated and we will need to find new employment for the affected vessels in the currently depressed charter market, which may adversely affect our results of operations and cash flows.
     We have historically derived a significant part of our revenue from a small number of charterers. During 2009, approximately 76% of our revenue was derived from four charterers. The loss of charterers upon whom we have historically been dependent may adversely affect our results of operations, cash flows and financial condition. Further, after the sale of the Ocean Hope in June 2008 and the consummation of the transaction with Grandunion, we now operate a fleet of 14 vessels (excluding the dropdown of six vessels and the disposition of the two container vessels described above). Assuming that we sell one or more additional vessels in order to reduce the outstanding balance under our new Facility Agreement, we will operate a smaller fleet. As the size of our fleet decreases, we will become increasingly dependent upon a limited number of charterers for our revenues.
Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.
     Our charterers may terminate earlier than the dates indicated in their charter agreements. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.
     We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.
     The time charters for five of our vessels currently provide for charter rates that are above current market rates. If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, our business, results of operations, cash flows and financial condition may be adversely affected.
     In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and our results of operations.
     Our success depends to a significant extent upon the abilities and efforts of our management team. We expect to enter into employment contracts with Nicholas G. Fistes our Chairman and Michail S. Zolotas, our Chief Executive Officer and President and we have entered into an employment agreement with Allan L. Shaw, our Chief Financial Officer. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain “key man” life insurance on any of our officers.

Members of our management team continue to own and operate Grandunion, a competitor, and may have conflicts of interest with respect to their fiduciary duties to both companies. Furthermore, they may not be able to devote sufficient time to our operations.
     Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Deputy Chairman, Chief Executive Officer and President, continue to be sole stockholders and the chairman and chief executive officer, respectively, of Grandunion. Grandunion is a competitor of ours and as such, Mr. Fistes and Mr. Zolotas may have conflicts of interest with respect to their fiduciary duties to both our Company and Grandunion. Furthermore, if Mr. Zolotas or Mr. Fistes are unable to devote sufficient time to their management duties of our Company, it could have a material adverse effect on our operations.
Our board of directors has determined to suspend the payment of cash dividends in order to preserve capital and to allow management to focus on improving our operating results, and until conditions improve in the international shipping industry and credit markets, it is unlikely that we will reinstate the payment of dividends.
     On September 12, 2008, our board of directors determined to immediately suspend payment of our quarterly dividend. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our new Facility Agreement and those created by Bermuda law.
     Our new Facility Agreement prohibits us from paying a dividend if an event of default under the Facility Agreement is continuing or would result from the payment of the dividend. Our Facility Agreement further requires us to maintain financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our Facility Agreement could prevent us from making dividend payments under certain circumstances.
     Under Bermuda law, we may not declare or pay dividends if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the sum of our liabilities, our issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for our shares in excess of the aggregate par value of such shares). Consequently, events beyond our control, such as a reduction in the realizable value of our assets, could cause us to be unable to make dividend payments.
     We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends in the future. We may also enter into new agreements or new legal provisions may be adopted that will restrict our ability to pay dividends in the future. As a result, we cannot assure you that we will be able to reinstate the payment of dividends.
We are dependent in part upon third-party managers for the management of our vessels.
     Currently, International Tanker Management Limited, or ITM, based in Dubai, performs technical management of five of our vessels, Ernst Jacob Ship Management GmbH, or Ernst Jacob, performs technical management of the Chinook, Stamford Navigation Inc., or Stamford, performs technical management of the Australia, and Newfront Shipping S.A., or Newfront, performs technical management for the China and the Brazil drybulk vessels. AMT Management Ltd., or AMT Management, our wholly-owned subsidiary, performs technical management for the Nordanvind. Currently, AMT Management performs the commercial management for our product tankers. Stamford performs commercial management of the Australia and Newfront performs commercial management for the China and Brazil. The Stena Compass and the Stena Compassion are employed under a bareboat charter. In addition, we are generally required to obtain approval from our lenders to change our ship managers.
     The loss of services of one or more of our managers or the failure of one or more of our managers to perform their obligations under the respective management agreements could materially and adversely affect our business, results of operations, cash flows and financial condition. Although we may have rights against ITM, Stamford, Newfront and/or Ernst Jacob if they default on their obligations to us, our shareholders will not directly share that recourse.
     The ability of our ship managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair the financial strength of our ship managers. Because our third-party ship managers are privately-held companies, it is unlikely that information about their financial strength would become public prior to any default by such ship manager under the management agreements. As a result, an investor in our shares might have little advance warning of problems affecting our ship managers, even though those problems could have a material adverse effect on us.

If we are unable to operate our vessels efficiently, we may be unsuccessful in competing in the highly competitive international tanker market.
     The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies. Due in part to the highly fragmented market, competitors with greater resources could enter the product tanker shipping markets and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.
     Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.
The operation of tankers involves certain unique operational risks.
     The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
     If we are unable to maintain or safeguard our vessels adequately we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
We may not be able to grow or effectively manage our growth.
     A principal focus of our strategy is to grow by expanding our product tanker fleet as opportunities are identified. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:
•	identify vessels for acquisition;

•	consummate acquisitions;

•	integrate acquired vessels successfully with our existing operations;

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	improve our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new operations.
     A deficiency in any of these factors could adversely affect our ability to achieve anticipated growth in cash flows or realize other anticipated benefits. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.
     The process of integrating acquired vessels into our operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development and expansion of our existing operations. Future acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our business, results of operations, cash flows and financial condition. Further, if we issue additional common shares, your interest in our Company will be diluted.
Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations, safety or other equipment standards.
     Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business.
     In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Currently, under our credit facility, we are restricted in incurring additional borrowings and in making capital expenditures for new vessel acquisitions. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition.
Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.
     Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition, if any, in the future will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends, if any, in the future.
Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and share price.
     The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:
•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.
     Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.
Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
     We generate all our revenues in U.S. dollars, but a portion of our vessel operating expenses are in currencies other than U.S. dollars and we incur a portion of our general and administrative expenses in currencies other than the U.S. dollar. For the year ended December 31, 2008, we incurred 12% of our operating expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. For example, in the year ended December 31, 2008, the value of the U.S. dollar reached highs of $1.59 and lows of $1.25 compared to the Euro, and as a result, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses.
Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.
     We are a Bermuda company. Our memorandum of association and bye-laws and the Companies Act 1981 of Bermuda, or the BCA, as amended, govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty. There is a statutory remedy under Section 111 of the BCA, which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, the principles governing Section 111 have not been well developed.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.
     LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
It may not be possible for investors to enforce U.S. judgments against us.
     We and all our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.
     U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
     A foreign corporation will be treated as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
     Based on our method of operation, we do not believe that we have been, are or will be a PFIC. In this regard, we treat the gross income we derive or are deemed to derive from our chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
     There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
     If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse and special U.S. tax consequences. Among other things, the distributions a shareholder received with respect to our shares and the gain, if any, a shareholder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. shareholder may be able to make certain tax elections that would ameliorate these consequences.
We may have to pay tax on U.S.-source income, which would reduce our earnings.
     Under the United States Internal Revenue Code, referred to herein as the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as our Company and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the related treasury regulations, referred to herein as “Treasury Regulations”.

     We expect that we and each of our subsidiaries qualifies for this statutory tax exemption, and we take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our U.S.-source income.
     If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S.-source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
Risks Relating to Our Common Shares
There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase.
     We cannot assure you that an active trading market for our common shares will be sustained. We cannot assure you of the price at which our common shares will trade in the public market in the future or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above their current market price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares.
     The product tanker markets have been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.
Michail S. Zolotas, our Chief Executive Officer, President and Deputy Chairman, beneficially owns approximately 76% of our outstanding common shares and as a result, he is able to influence the outcome of shareholder votes.
     Michail S. Zolotas, our Chief Executive Officer, President and Deputy Chairman, beneficially owns approximately 76% of our outstanding common shares through his stock ownership directly and through Grandunion, as well as a voting agreement between Grandunion and Aries Energy Corporation. The ownership amount does not include beneficial ownership of the common shares underlying the 7% Notes. If Mr. Zolotas were to convert all of the 7% Notes owned by Focus Maritime Corp., he would beneficially own approximately 92% of our then-outstanding common shares. As a result of this share ownership and for so long as Mr. Zolotas owns a significant percentage of our outstanding common shares, he will be able to control or influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bye-laws and possible mergers, amalgamations, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamation, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares. In addition, this concentration of ownership has had, and may continue to have, an adverse effect on the liquidity of our common shares.
Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could adversely affect the market price of our common shares.
     Several provisions of our bye-laws could discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These include provisions:
•	authorizing our board of directors to issue “blank check” preference shares without shareholder approval;

•	establishing a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a “business combination” with an “ interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

•	not permitting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares;

•	limiting the persons who may call special meetings of shareholders to our board of directors, subject to certain rights guaranteed to shareholders under the BCA; and

•	establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted on by shareholders at our shareholder meetings.
     These provisions could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could adversely affect the market price of our common shares.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. dollars except share amounts)

		(Unaudited)
		As of	As of
		September 30,	December 31,
	Notes	2009	2008

ASSETS
Current assets
Cash and cash equivalents		$—	$4,009
Restricted cash	4	3,543	8,510
Trade receivables, net		2,928	2,533
Other receivables		662	2,289
Inventories	5	3,015	1,224
Prepaid expenses		1,227	967
Due from managing agent		—	160
Due from related parties	12	78	49

Total current assets		11,453	19,741

Vessels and other fixed assets, net	6	185,521	296,463
Deferred charges, net		1,018	1,573

Total non-current assets		186,539	298,036

Total assets		$197,992	$317,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	7	$221,430	$223,710
Accounts payable, trade		7,204	3,601
Accrued liabilities		14,066	7,776
Deferred income		143	1,807
Derivative financial instruments	10	11,066	12,451
Deferred charter revenue		1,296	2,144
Due to managing agent		662	—

Total current liabilities		255,867	251,489

Deferred charter revenue		—	772

Total liabilities		255,867	252,261

Commitments and contingencies	11	—	—

Shareholders’ deficit
Preference Shares, $0.01 par value, 500 million shares authorized, none issued
Common Shares, $0.01 par value, 1 billion shares authorized, 29 million shares issued and outstanding at September 30, 2009 and December 31, 2008		290	290
Additional paid-in capital	9	114,158	113,787
Deficit	9	(172,323)	(48,561)

Total shareholders’ (deficit)/equity		(57,875)	65,516

Total liabilities and shareholders’ (deficit)/equity		$197,992	$317,777

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2009	2008	2009	2008

OPERATING REVENUES		$12,167	$21,509	$42,898	$58,085

EXPENSES:
Commissions	12	(233)	(225)	(831)	(432)
Voyage expenses		(4,698)	(3,139)	(7,990)	(5,404)
Vessel operating expenses	12	(12,933)	(8,932)	(26,445)	(21,419)
General & administrative expenses	8,12	(4,650)	(2,043)	(7,772)	(5,932)
Depreciation and amortization expenses	6	(5,560)	(6,574)	(16,274)	(19,145)
Impairment loss	2	(91,601)	—	(91,601)	—
Management fees		(265)	(458)	(931)	(1,396)

		(119,940)	(21,371)	(151,844)	(53,728)

Net operating (loss)/ income		(107,773)	138	(108,946)	4,357

OTHER INCOME/( EXPENSES), NET:
Interest & finance expense, net	7	(3,342)	(4,227)	(10,336)	(11,904)
Interest income		2	—	9	168
Other (expenses)/ income, net		(24)	28	(34)	(23)
Change in fair value of derivatives	10	247	(793)	1,385	(761)

Total other expenses, net		(3,117)	(4,992)	(8,976)	(12,520)

Net loss from continuing operations		(110,890)	(4,854)	(117,922)	(8,163)

Net (loss)/ income from discontinued operations (includes $5,584 loss on disposal of vessel in 2009, and $13,569 gain on disposal of vessels in 2008)	13	(410)	579	(5,840)	10,177

Net (loss)/ income		$(111,300)	$(4,275)	$(123,762)	$2,014

(Loss)/ earnings per share:
Basic and diluted

Continuing operations		$(3.86)	$(0.17)	$(4.10)	$(0.29)

Discontinued operations		$(0.01)	$0.02	$(0.20)	$0.36

Total		$(3.87)	$(0.15)	$(4.30)	$0.07

Weighted average number of shares:
Basic		28,796,877	28,692,964	28,747,152	28,605,563

Diluted		28,796,877	28,699,128	28,747,152	28,611,728

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(All amounts expressed in thousands of U.S. dollars)

	Nine months ended
	September 30,
	2009	2008
Cash flows from operating activities:
Net (loss)/ income	$(123,762)	$2,014
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	16,910	23,391
Impairment loss	91,601	—
Provision for doubtful receivables	245	—
Amortization and write-off of deferred financing costs	555	1,142
Amortization of deferred charter revenue	(1,620)	(7,546)
Change in fair value of derivative financial instruments	(1,385)	761
Dry-docking / special survey costs	(5,369)	(2,042)
Share-based compensation	371	885
Loss/ (gain) on sale of vessels	5,584	(13,569)
Restricted cash	4,967	—
(Increase)/decrease in:
Trade receivables	(640)	(400)
Other receivables	1,627	(1,179)
Inventories	(1,791)	457
Prepaid expenses	(260)	204
Due from management agents	822	(1,865)
Due from/to related parties	(29)	(1,276)
Increase/(decrease) in:
Accounts payable, trade	3,603	(2,004)
Accrued liabilities	6,290	4,052
Deferred income	(1,664)	(1,505)

Net cash (used in)/ provided by operating activities	(3,945)	1,520

Cash flows from investing activities:
Other fixed asset acquisitions	(63)	(17)
Restricted cash	—	1,548
Vessels disposals	2,279	59,562

Net cash provided by investing activities	2,216	61,093

Cash flows from financing activities:
Principal repayments of long-term debt	(2,280)	(61,090)
Restricted cash	—	(7,528)
Proceeds from issuance of capital shares	—	4
Dividends paid	—	(2,862)

Net cash used in financing activities	(2,280)	(71,476)

Net decrease in cash and cash equivalents	(4,009)	(8,863)
Cash and cash equivalents
Beginning of year	4,009	12,444

End of period	$—	$3,581

Supplemental Cash Flow information:
Interest paid	11,218	10,376
The accompanying notes are an integral part of these condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
(All amounts expressed in thousands of U.S. dollars except where otherwise specified)
Notes to Condensed Consolidated Financial Statements
1. Organization and Basis of Presentation
     NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005 under the name “Aries Maritime Holdings Limited”. The principal business of NewLead is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. NewLead is currently the ultimate owner of all outstanding shares of the following subsidiaries:

	Country of		Date of Vessel
Company Name	Incorporation	Vessel Name	Acquisition
1. Land Marine S.A.	Marshall Islands	M/T High Land	March 7, 2003

2. Rider Marine S.A.	Marshall Islands	M/T High Rider	March 18, 2003

3. Ostria Waves Ltd.	Marshall Islands	M/T Ostria ex Bora	May 25, 2004

4. Altius Marine S.A.	Marshall Islands	M/T Altius	June 24, 2004

5. Fortius Marine S.A.	Marshall Islands	M/T Fortius	August 2, 2004

6. Vintage Marine S.A.	Marshall Islands	M/T Arius ex Citius***	August 5, 2004

7. Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind	December 9, 2004

8. Chinook Waves Corporation	Marshall Islands	M/T Chinook	November 30, 2005

9. Compass Overseas Ltd.	Bermuda	M/T Stena Compass	February 14, 2006

10. Compassion Overseas Ltd.	Bermuda	M/T Stena Compassion	June 16, 2006

11. Santa Ana Waves Corporation	Marshall Islands	—	—

12. Makassar Marine Ltd.	Marshall Islands	M/V Saronikos Bridge ex CMA CGM Makassar	July 15, 2005

13. Seine Marine Ltd.	Marshall Islands	M/V MSC Seine ex CMA CGM Seine	June 24, 2005

14. Jubilee Shipholding S.A.	Marshall Islands	M/V Ocean Hope****	July 26, 2004

15. Olympic Galaxy Shipping Ltd.	Marshall Islands	M/V Energy 1 ex ANL Energy*	April 28, 2004

16. Dynamic Maritime Co.	Marshall Islands	M/V MSC Oslo ex SCI Tej**	June 1, 2004

17. AMT Management Ltd.	Marshall Islands	—	—

18. Aries Maritime (US) LLC	United States	—*****	—

*	M/V Energy 1 was sold on June 2, 2008.

**	M/V MSC Oslo was sold on April 30, 2008.

***	M/T Arius was sold on June 11, 2008.

****	M/V Ocean Hope was sold on June 10, 2009.

*****	Aries Maritime (US) LLC was incorporated on October 23, 2008 as a representative office in the United States,
     On June 8, 2005, NewLead closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.
     NewLead is an indirect subsidiary of Aries Energy Corporation, or Aries Energy. Aries Energy, an affiliate through its wholly-owned subsidiary Rocket Marine Inc., currently owns approximately 23% of the Company’s outstanding common shares. Hereinafter, NewLead and its subsidiaries listed above will be referred to as “the Company”.
     On October 13, 2009, the Company announced an approximately $400.0 million recapitalization which resulted in Grandunion Inc. (“Grandunion”) acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 18,977,778 newly issued common shares of the Company in exchange for three drybulk carriers. See note 14 for further information concerning the change of control and recapitalization.
     During the three months ended September 30, 2009 and 2008, the Company incurred a net loss of $111.3 million and a net loss of $4.3 million, respectively, and for the nine months ended September 30, 2009 and 2008, the Company incurred a net loss of $123.8 million and a gain of $2.0 million, respectively. As of September 30, 2009, the Company reported working capital deficit of $244.4 million, which includes $221.4 million of debt reflected as current.
     During the nine months ended September 30, 2009 and for the year ended December 31, 2008, the Company was not in compliance with certain covenants of its loan facility (see note 7) and absent any further relaxation from the lenders, the lenders had the ability to demand repayment of outstanding borrowings. In pursuant to the September 16, 2009 announcement the lenders relaxed all financial covenants (excluding working capital and minimum liquidity covenants) for a period ranging from 30 to 36 months (see note 14). On this basis, this debt is reflected as current in the accompanying balance sheets.
     While these condensed consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations, the conditions and events described above raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on management’s ability to continue to improve the performance of the Company, which includes achieving profitable operations in the future, and the continued support of its shareholders and its lenders. Management is addressing the going concern (see note 14). The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company’s inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which may raise substantial doubt about the entity’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.
2. Summary of Significant Accounting Policies
Principles of Consolidation:
     The accompanying condensed consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. The results of operations for the three and nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year.
     The condensed consolidated financial statements have been prepared to reflect the consolidation of the Company. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets, condensed consolidated statements of operations and consolidated statements of cash flows for each period since their respective incorporation dates. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP.
     All intercompany balances and transactions have been eliminated upon consolidation.
Use of Estimates:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting for Revenue:
     The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned rateably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel and address commissions. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of the discharge of the current cargo.
     Profit sharing represents the Company’s portion on the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled.
     Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred.
     Deferred income represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.
Impairment of Long-lived Assets:
     The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.
     During the third quarter of 2009, the Company concluded that events and circumstances had changed that may indicate the existence of potential impairment of its long-lived assets. As a result, the Company performed an interim impairment assessment of long-lived assets. The significant factors and assumptions the Company used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number factors for the remaining life of the vessel (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) historical average time charter rates, (c) current market conditions and, the respective vessel’s ages as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience of the shipping industry.
     The Company’s assessment included its evaluation of the estimated fair market values for each vessel obtained by third-party valuations for which management assumes responsibility for all assumptions and judgements compared to the carrying value. The significant factors the Company used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost and deferred revenue.
     The Company’s impairment analysis as of September 30, 2009 and 2008 resulted in an impairment loss of $91,601 and $0, respectively. However, the current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.
3. Recent Accounting Pronouncements
Fair Value
     In September 2006, the Financial Accounting Standards Board (the “FASB”) issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for the Company for the fiscal year beginning January 1, 2009 and did not have a material effect on its condensed consolidated financial statements.
     In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance was effective for the Company and did not have a material impact on the condensed consolidated financial statements of the Company.

Accounting for Business Combinations
     The Company adopted new U.S. GAAP guidance related to business combinations beginning in its first quarter of fiscal year 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate significant impact on its condensed consolidated financial statements; however, it will impact the accounting for any future business combinations. Under the new guidance, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.
Determination of the Useful Life of Intangible Assets
     The Company adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in its first quarter of fiscal year 2009. The adoption of this guidance did not have a significant impact on the Company’s condensed consolidated financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S. GAAP.
Interim Disclosure about Fair Value of Financial Instruments
     In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require an entity to provide disclosures about fair value of financial instruments in interim financial information (“Fair Value Disclosure Amendment”). The Fair Value Disclosure Amendment requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. The Fair Value Disclosure Amendment became effective for the Company and its adoption did not have a significant effect on its financial position, results of operations, or cash flows.
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2011, with earlier adoption prohibited. The Company does not expect the impact of this guidance to be material to its condensed consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
     This new guidance will be effective for the Company beginning in its first quarter of fiscal 2011, with earlier adoption prohibited. The Company does not expect the impact of this new guidance to be material to its condensed consolidated financial statements.
FASB Accounting Standards Codification
     In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S. GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The

Codification became effective for the Company in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s condensed consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance is not expected to have a significant impact on the Company’s condensed consolidated financial statements.
4. Restricted Cash

	As of	As of
	September 30,	December 31,
	2009	2008
Retention account	$—	$2,054
Minimum Liquidity	3,532	6,436
Other	11	20

	$3,543	$8,510

Cash deposited in the retention account is made available for loan interest payments within three months of being deposited. During the three and nine months ended September 30, 2009, the Company was in breach of the minimum liquidity covenant (see note 7).
5. Inventories

	As of	As of
	September 30,	December 31,
	2009	2008
Lubricants	$596	$722
Bunkers	2,336	361
Provisions (Stores)	83	141

	$3,015	$1,224

6. Vessels and Other Fixed Assets, Net

	Other fixed	Cost of	Special
	assets	vessel	survey	Dry-docking	Total
Balance at December 31, 2007	$183	$479,172	$7,856	$17,321	$504,532
Additions	27	—	1,019	1,140	2,186
Disposals — Discontinued operations (note 13)	—	(69,003)	(822)	(6,450)	(76,275)
Impairment loss (note 2)	—	(30,075)	—	—	(30,075)

Balance at December 31, 2008	$210	$380,094	$8,053	$12,011	$400,368
Additions	63	—	1,131	4,238	5,432
Disposals — Discontinued operations (note 13)	—	(17,224)	(15)	—	(17,239)
Impairment loss (note 2)	—	(91,601)	—	—	(91,601)

Balance at September 30, 2009	$273	$271,269	$9,169	$16,249	$296,960

	Other fixed	Cost of	Special
	assets	vessel	survey	Dry-docking	Total
Accumulated Depreciation and Amortization

Balance at December 31, 2007	$(60)	$(89,788)	$(4,249)	$(9,597)	$(103,694)
Depreciation and Amortization of the year	(39)	(25,437)	(1,242)	(3,775)	(30,493)
Disposals	—	25,753	570	3,959	30,282

Balance at December 31, 2008	$(99)	$(89,472)	$(4,921)	$(9,413)	$(103,905)
Depreciation and Amortization of the nine months	(174)	(13,749)	(1,041)	(1,947)	(16,911)
Disposals	—	9,362	15	—	9,377

Balance at September 30, 2009	$(273)	$(93,859)	$(5,947)	$(11,360)	$(111,439)

Net book value — December 31, 2007	$123	$389,384	$3,607	$7,724	$400,838

Net book value — December 31, 2008	$111	$290,622	$3,132	$2,598	$296,463

Net book value — September 30, 2009	$—	$177,410	$3,222	$4,889	$185,521

     On June 11, 2008, the Company sold the Arius to an unrelated party for net proceeds of $21.4 million. The gain on the sale of the vessel amounted to $8.6 million. The Company paid 1% of the purchase price as sales commission to Magnus Carriers Corporation (“Magnus Carriers”), a related company. The Company also paid a 1% commission to a brokerage firm of which one of the former Company’s directors is a shareholder (refer to note 12).
     On April 30, 2008 and June 2, 2008, the Company sold both the MSC Oslo and its sister ship, the Energy 1, to an unrelated party for net proceeds totalling $19.7 million and $18.5 million, respectively. The gain on the sale of the MSC Oslo amounted to $2.9 million and the gain on the sale of the Energy 1 amounted to $2.1 million. The Company paid 1% of the purchase price as sales commission to Magnus Carriers (refer to note 12).
     On June 10, 2009, the Company sold the Ocean Hope to an unrelated party for net proceeds of $2.3 million. The loss on the sale of the vessel amounted to $5.6 million. The Company paid 4% of the purchase price as sales commission to Braemar Seascope Limited, an unrelated company. The Company also paid a 1% commission to a brokerage firm of which one of the former Company’s directors is a shareholder (refer to note 12).
     The results of the above sold vessels until the date of their delivery to their new owners, have been reported as discontinued operations in the accompanying statements of operations and cash flows (see note 13).
7. Long-Term Debt
Senior secured credit agreement
     On April 3, 2006, the Company entered into a new $360.0 million revolving credit facility, for the purposes of (a) refinancing amounts drawn under the previous $140.0 million term loan facility and $150.0 million revolving credit facility, (b) financing of the acquisition of the Stena Compassion, and (c) general corporate purposes up to $5.0 million. The facility has a term of five years and is subject to nine semi-annual scheduled commitment reductions of $11.0 million each, commencing six months from signature of the facility, with the remaining commitment to be reduced to zero or repaid in full in one installment in April 2011.
     The facility is guaranteed by the vessel-owning subsidiaries and secured by first priority mortgages over the vessels, first priority assignment of earnings and insurances of the mortgaged vessels, assignment of time charter contracts in excess of 12 months and pledge of earnings and retention accounts.
     The facility contains various financial covenants, requiring the Company to maintain (a) minimum hull cover ratios, (b) minimum liquidity, (c) minimum equity ratio and interest cover ratio and, (d) positive working capital. The facility also contains restrictions as to changes in the management and ownership of the vessels, limitation on incurring additional indebtedness and requires the Company’s two principal beneficial equity holders to maintain a beneficial ownership of no less than 10% each in the issued common shares of the Company. In addition, the managers of the vessels are required to maintain a credit balance in an account with the lenders of at least $1.0 million.
     Interest on the facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%. As explained further below, with effect from January 3, 2007, the Company paid an increased margin of 1.75% above LIBOR.

     The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Continuing Operations
Interest expense	$3,044	$3,427	$9,480	$10,166
Amortization of deferred charges	178	234	543	659
Deferred charges written off	—	446	12	483
Other fees	120	120	301	596
	$3,342	$4,227	$10,336	$11,904
The effective interest rate at September 30, 2009 was 5.07% p.a. (2008: 5.80% p.a.).
     Primarily due to vessel out-of-service time, the interest coverage ratio financial covenant contained in the debt agreement was not met during the three and nine months ended September 30, 2009 and 2008, and the lenders granted a further relaxation in the interest coverage ratio financial covenant from 3.00:1.00 to 2.25:1.00 for the periods ending December 31, 2007, March 31, 2008, June 30, 2008, with the ratio increasing to 2.75:1.00 for the period ending September 30, 2008 and returning to 3.00:1.00 for the period ending December 31, 2008. A relevant Fifth Supplemental Agreement was signed on June 11, 2008.
     The relaxation was subject to the following conditions:
•	A reduction in the credit facility commitment level to $290.0 million with effect from April 3, 2008;

•	A reduction of the outstanding borrowings under the credit facility from the level of $284.8 million to $200.0 million, by disposal of vessels by September 30, 2008, subject to legally binding sales contracts having been executed by June 30, 2008 which, on June 20, 2008, was extended to August 31, 2008;

•	The Company’s continued payment of an increased margin of 1.75% above LIBOR until a compliance certificate is provided to its lenders advising the interest coverage ratio meets the required level of 3.00:1.00;

•	The Company’s not paying dividends for the quarter ended December 31, 2007; and

•	During the period of the interest coverage covenant relaxation any advance for new investments requires the consent of all of the lenders under the credit facility.
     On April 17, 2008, the lenders approved an amendment to the working capital ratio financial covenant to exclude from its calculation voluntary and mandatory prepayments.
     The conditions set by the Fifth Supplemental Agreement were not fully met. More specifically, the amended interest coverage financial covenant ratio was not met during the nine months ended September 30, 2009 and the Company failed to reduce the outstanding borrowings to $200.0 million. In addition, as of September 30, 2009 the Company was in breach of its equity ratio financial covenant as defined in the facility agreement. The lenders gave notices to the Company on October 27, 2008, December 24, 2008, February 6, 2009 and April 3, 2009 that certain events of default have occurred and are continuing and in which they advise that it is not their immediate intention to take enforcement action but they reserve their rights to do so.
     As of September 30, 2009, the Company was still in breach of the following covenants:
•	An equity ratio of not less than 35%;

•	An interest coverage ratio (as defined in the facility agreement) of not less than 3.00:1.00;

•	The reduction of its outstanding borrowings to $200.0 million in accordance with the Fifth Supplemental Agreement;

•	A working capital including the $221.4 million of debt reflected as current of not less than zero; and

•	The minimum liquidity requirement consisting of free cash and cash equivalents.

     On October 13, 2009, Grandunion Inc. (“Grandunion”) acquired control of the Company pursuant to the Stock Purchase Agreement entered into on September 16, 2009, in which the Company’s existing syndicate of lenders entered into a new $221.4 million Facility Agreement to refinance the Company’s existing revolving credit facility. The Company also issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”), convertible into common shares at a conversion price of $0.75 per share.
     The Company has applied $20.0 million of the proceeds from the 7% Notes to pay down the new credit facility, which has been structured to provide favorable amortization, with $38.0 million payable in 19 quarterly installments of $2.0 million each, and a $163.4 million repayment due at the end of the five-year term. This provided for the relaxation of all financial covenants (excluding working capital and minimum liquidity covenants) for a period ranging from 30 to 36 months (see note 14).
     The remainder of the 7% Notes proceeds are expected to be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness. The Company also assumed a $37.4 million credit facility in relation to the three vessels transferred to the Company as part of the $400.0 million recapitalization (see note 14).
     As at September 30, 2009 repayments of the long-term debt under the existing credit facility, were due as follows:

2009	$21,430
2011	200,000

$221,430

The above table represents contractual payments if the Company was not in default of its existing revolving credit facility. Given the fact that the Company was in default, the existing revolving credit facility has been designated as current on the condensed consolidated balance sheets.
8. Share-Based Compensation
     The Company’s 2005 Equity Incentive Plan (the “Plan”) is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the Company depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.
     On March 28, 2007 and August 7, 2007, the Company made grants of restricted common shares of 120,000 shares and 80,000 shares to its three non-executive directors and its two executive directors, respectively. The fair value of each share on the grant dates was $7.80 and $9.90, respectively. As of December 31, 2007, the fair value of the non-vested shares granted, in the aggregate, amounted to $494 and was recognized as compensation cost in the statement of operations over the period to April 11, 2008.
     On May 29, 2009, the Company amended the Plan to: (a) increase the number of common shares reserved for issuance to 1,000,000 in order for the Company to best compensate its officers, directors, and executive, managerial, administrative and professional employees, (b) restrict the Plan so that no incentive stock options shall be granted under the Plan from and following May 29, 2009.
Restricted Common Shares
     In June 2008 and July 2008, the Company granted 20,000 and 325,000 restricted common shares, respectively. Of the 325,000 shares, 100,000 vested immediately and 225,000 shares vest annually on a pro rata basis over three years.
     The Company recognized as compensation expense for the three months ended September 30, 2009 and 2008, an amount of $63 and $91, respectively. For the nine months ended September 30, 2009 and 2008, the Company recognized as compensation expense an amount of $308 and $243, respectively. The unrecognized compensation expense of the restricted common shares amounting to $262 will be recognized as compensation expense on October 13, 2009 (see note 14).
Options to Purchase Common Shares
     In July 2008, the Company granted options to purchase 300,000 common shares, which vest annually on a pro rata basis over three years. The options expire on the 10th anniversary of the grant date.

     The Company recognized as compensation expense for the three months ended September 30, 2009 and 2008, an amount of $14 and $18, respectively. For the nine months ended September 30, 2009 and 2008, the Company recognized as compensation expense an amount of $63 and $18, respectively. The unrecognized portion of the expense amounting to $50 will be recognized as compensation cost in the statement of operations over the remaining vesting period until July 23, 2011. Pursuant to the October 13, 2009 agreement the Company accelerated the 300,000 options to purchase common shares of the Company to be immediately and fully vested, the expense will be accelerated and remain exercisable through July 23, 2018. (see note 14).
     The fair value of all share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options to purchase common shares granted are exercisable at a specified time after vesting period (up to 10 years). The assumptions utilized in the Binomial lattice valuation model for the option to purchase common shares included a dividend yield of 5% and, an expected volatility of 43%. For the first two vesting dates, the risk-free interest rate was 3.8% and the fair value per share option amounted to $0.55 with an expected life of six years. For the third vesting date, the risk-free interest rate was 4.6% with an expected life of 10 years, while the fair value per share option amounted to $0.45. No options to purchase common shares were exercised during the nine months ended September 30, 2009.
9. Shareholders’ equity
     During the three and nine months ended September 30, 2009, the Company did not pay dividends as a result of the decision in September 2008 by the board of directors to suspend the payment of cash dividends.
     During the year ended December 31, 2008, the Company paid dividends of $0.10 per share ($2.9 million) to existing shareholders.
     On September 10, 2009, the Company increased the authorized share capital to one billion (1,000,000,000) common shares, par value $0.01 per share and five hundred million (500,000,000) preference shares, par value $0.01 per share.
10. Financial Instruments
     The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable accrued liabilities, derivative financial instruments and other liabilities.
Fair Values
     The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, trade and other receivables, due from managing agent, due to related parties, derivative financial instruments and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.
Interest Rate Risk
     Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in note 7, Long-term Debt.
Concentration of Credit Risk
     The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks and the high credit status of these counter-parties. The Company is also exposed to credit risk in the event of non-performance by counter-parties to derivative instruments. However, the Company limits this exposure by entering into transactions with counter-parties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.
Interest Rate Swaps
     Outstanding swap agreements involve both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter-parties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with counter-parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to obtain collateral arrangements.
          The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company’s long-term borrowings detailed in note 7. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.
The details of the Company’s swap agreements are as follows:

						Fair Value	Fair Value
						As of	As of
Counterparty		Termination	Notional		Floating	December 31,	September 30,
Interest rate swaps	Value date	date	amount	Fixed rate	rate	2008	2009
SMBC Bank	3/7/2006	4/4/2011	20,000	5.63%	3-month LIBOR	$(1,918)	$(1,676)
Bank of Ireland	3/7/2006	4/4/2011	20,000	5.63%	3-month LIBOR	(1,925)	(1,672)
HSH Nordbank	3/7/2006	4/4/2011	20,000	5.63%	3-month LIBOR	(1,924)	(1,674)
Nordea Bank	3/7/2006	4/4/2011	20,000	5.63%	3-month LIBOR	(1,923)	(1,672)
Bank of Scotland	3/7/2006	4/4/2011	20,000	5.63%	3-month LIBOR	(1,941)	(1,671)
Nordea Bank	3/1/2006	3/4/2008	46,667	4.89%	3-month LIBOR	—	—
Bank of Scotland	3/1/2006	3/4/2008	46,667	4.89%	3-month LIBOR	—	—
Nordea Bank*	3/4/2008	4/4/2011	23,333	4.14%	3-month LIBOR	(1,356)	(1,315)
Bank of Scotland**	3/4/2008	3/4/2011	46,667	4.285%	3-month LIBOR	(1,464)	(1,386)

						$(12,451)	$(11,066)

*	Synthetic swap including interest rate cap detailed as follows:

Counterparty	Value date	Termination date	Notional amount	Cap
Nordea	03/04/08	04/04/11	$23,333	4.14%

**	Synthetic swap including interest rate floor detailed as follows:

Counterparty	Value date	Termination date	Notional amount	Floor
Bank of Scotland	03/04/08	03/04/11	$23,333	4.285%
          The total fair value change of the interest rate swaps indicated above is shown in the condensed consolidated statements of operations. These amounts were a gain of $0.2 million and a loss of $0.8 million for the three months ended September 30, 2009 and 2008, respectively, and a gain of $1.4 million and a loss of $0.8 million for the nine months ended September 30, 2009 and 2008, respectively. These fair values are determined through Level 2 of the fair value hierarchy. The related asset or liability is shown under derivative financial instruments in the balance sheet.
          Effective January 1, 2008, the Company adopted fair value measurement. The definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
          The following tables present the Company’s liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Fair Value Hierarchy

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2008
Assets
Vessel Valuations	$39,500	$—	$39,500	$—
Liabilities
Interest rate swap contracts	$12,451	$—	$12,451	$—
September 30, 2009
Assets
Vessel Valuations	$128,400		$$128,400	$—
Liabilities
Interest rate swap contracts	$11,066	$—	$11,066	$—
          The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
          The Company’s assessment included its evaluation of the estimated fair market values for each vessel obtained by third-party valuations for which management assumes responsibility for all assumptions and judgements used, compared to the carrying value. Where possible, third-party valuations consider a number of factors that include a combination of last completed sales, present market candidates, buyers ideas and sellers ideas of similar vessels and other information they may possess. Based on this, third-party valuations make a professional assessment of what the vessel is worth at a given time assuming the vessels are in good working order and condition in hull and machinery to be expected of vessels of their age, size and type, that the vessel’s class is fully maintained and free from all conditions and in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Such instruments are typically classified within Level 2 of the fair value hierarchy.
11. Commitments and Contingent Liabilities
Rental agreement
          The Company has entered into two office rental agreements with a related party, a company with common ultimate beneficial shareholders, each at a monthly rental of €4,000 plus stamp duties, with duration until November 2015 and September 2016 respectively.
The committed rent payments as of September 30, 2009 are:

2009	$39
2010	161
2011	169
2012	178
2013	187
2014 and thereafter	474

$1,208
Management agreements
Technical Ship Management Agreements
          Five vessel-owning subsidiaries have technical ship management agreements with International Tanker Management Limited (“ITM”) based in Dubai. ITM and the vessel-owning companies of the Altius, the Fortius, the High Land, the High Rider and the Ostria have entered into annual management agreements with ITM, which are cancellable by either party with two months notice. The agreed annual management fees for 2009 are $145 for two of the vessels and $175 for three of the vessels. The Chinook has a technical ship management agreement with Ernst Jacob Ship management GmbH (“Ernst Jacob”). The agreed annual management fee for 2009 is €149,650.

Commercial Ship Management Agreements
          Magnus Carriers Corporation, a related company with common ultimate beneficial shareholders, provided the ship-owning companies of the Altius, the Fortius, the High Land, the High Rider, the Ostria and the Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by the Company effective May 1, 2009. See note 12 for the terms of the agreements.
Contingencies
          The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. For the three and nine months ended September 30, 2009 the Company has provided in respect of all claims an amount equal to $3.6 million. Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business:
•	The charterers of the vessel Altius notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:
a) Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo at New York in September 2007;
b) Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and
c) Damages suffered by sub-charterers of the vessel resulting from a grounding at Houston in October 2007.
•	The charterers of the Fortius notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:
a) Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and
b) Damages resulting from the creation of Hydrogen Sulphide in the vessel’s tanks at two ports in the United States.
     All prior years contingencies were resolved in a settlement of $0.8 million, which was agreed to in March 2009, with ST Shipping, the charterers of the Arius, against an initial claim of $1.3 million arising under the charter party. The settlement amount has been accrued in the consolidated financial statements for the year ended December 31, 2008, and is included in the vessel operating expenses.
          The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1.0 billion per vessel per incident.
12. Transactions Involving Related Parties
Amounts paid to Magnus Carriers Corporation
Management services and commissions
          Magnus Carriers, a related party with common ultimate beneficial shareholders, provided commercial management services to certain group vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels or fees of $7 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. Until November 2008, Magnus Carriers also provided technical management services for certain vessel-owning companies.

          During the three and nine months ended September 30, 2009, the Company paid to Magnus Carriers commissions and fees in respect of the commercial, technical management services and commission on the sale of vessels, amounting to $0.04 million and $0.4 million, respectively. For the three and nine months ended September 30, 2008 this amounted to $0.2 million and $1.5 million, respectively (figures include continuing and discontinued operations).
Contributions under management agreements
          During the three and nine months ended September 30, 2008, the Company received $0 and $1.6 million, respectively, from Magnus Carriers under the ship-management cost-sharing agreements for vessel operating expenses. The Company also received during the three and nine months ended September 30, 2008 an amount of $0 and $0.6 million, respectively, for special survey and dry-docking amortization (figures include continuing and discontinued operations). These agreements were terminated in 2008.
Crewing
          Part of the crewing for the Company was undertaken by Magnus Carriers, until May 2008, through a related entity, Poseidon Marine Agency. Manning fees paid for the three and nine months ended 2008 amounted to $0 and $0.01 million, respectively (figures include continuing and discontinued operations).
Rental of equipment
          The vessel owning companies of the MSC Oslo and the Saronikos Bridge entered into an agreement with Magnus Carriers each for the rent of a deck generator for its vessel. These agreements were terminated in 2008 and the vessel-owning companies purchased the deck generators from Magnus Carriers. Total fees paid to Magnus Carriers for the three and nine months ended September 30, 2008 amounted to $0.03 million and $0.12 million, respectively (figures include continuing and discontinued operations).
Amounts paid to other related parties
          During 2005 and 2007, the Company entered into two rental agreements for its office space in Athens, with a related party, a company with common ultimate beneficial shareholders. Rent paid amounted to $0.04 million for each of the three months ended September 30, 2009 and 2008, and $0.1 million for each of the nine months ended September 30, 2009 and 2008.
          During the nine months ended September 2009 and 2008, the Company paid a commission on the sale of the Ocean Hope of $0.02 million and the Arius of $0.2 million to a brokerage firm, respectively, of which one of the former Company’s directors is a shareholder.
          Also, during the three and nine months ended September 30, 2009, the Company paid $0.07 million in commissions to a brokerage firm for supplying charter agreements for the Altius and the Fortius, of which one of the former Company’s directors is a shareholder.
Amounts due (to)/ from related parties
Amounts due (to)/from related parties are as follows:

	As of	As of
	September 30,	December 31,
	2009	2008
Magnus Carriers Corporation	$46	$12
Other	32	37

	$78	$49

13. Discontinued operations
          During the nine months ended September 30, 2009, the Company sold one container vessel, the Ocean Hope, to an unrelated company (refer to note 6). As a result of its disposal, the Company would not have continuing involvement in the operation of this vessel following its disposal, and accordingly, the revenues and expenses of this vessel are reflected as discontinued operations in the Company’s condensed consolidated statements of operations for the months presented.

The following table represents the revenues and net income from discontinued operations:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Operating Revenues	$7	$1,718	$1,872	$10,260
Net Income / (Loss) (includes $5,584 loss on sale of vessel in 2009, and $13,569 gain on sale of vessels in 2008)	$(410)	$579	$(5,840)	$10,177
14. Subsequent events
          The Company has evaluated subsequent events, that have occurred after the balance sheet date but before the issuance of these financial statements and performed, where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the financial statements are issued, January 26, 2010.
          (a) On October 13, 2009, the Company announced an approximately $400.0 million recapitalization that resulted in Grandunion acquiring control of the Company, pursuant to the Stock Purchase Agreement entered into on September 16, 2009. Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 18,977,778 newly issued common shares of the Company in exchange for three drybulk carriers. Of such shares, 2,666,667 were transferred to Rocket Marine Inc. (“Rocket Marine”), a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. Grandunion currently owns approximately 21% of the Company and, as a result of the voting agreement, controls the vote of approximately 43% of the Company’s outstanding common shares.
          The Company has issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The 7% Notes are convertible into common shares at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 193.3 million newly issued common shares. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and the remainder is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer. All of the outstanding 7% notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes are expected to be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 26.7 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding. As a result of this issuance, Focus currently owns approximately 33% of the Company’s outstanding common shares.
          The Company’s existing syndicate of lenders entered into a new $221.4 million Facility Agreement with (i) Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) as banks, (ii) The Governor and Company of The Bank of Ireland, HSH Nordbank AG and Sumitomo Mitsui Banking Corporation, Brussels Branch, as co-arrangers, (iii) Bank of Scotland Plc (Formerly HBOS Treasury Services Plc), Nordea Bank Finland Plc, London Branch, The Governor and Company of the Bank of Ireland, HSH Nordbank AG SMBC Capital Markets, Inc. as swap banks and (iv) Bank of Scotland Plc as agent, dated October 13, 2009, to refinance the Company’s existing revolving credit facility. In connection with the execution of the Facility Agreement, Investment Bank of Greece received warrants to purchase up to 5 million common shares at an exercise price of $2.00 per share, with an expiration date of October 13, 2015.
          The Company has applied $20.0 million of the bond proceeds to pay down the new credit facility, which has been structured to provide favorable amortization, with $38.0 million payable in 19 quarterly instalments of $2.0 million each, and a $163.4 million repayment due at the end of the five year term and also provided for the relaxation of all financial covenants (excluding working capital and minimum liquidity covenants) for a period ranging from 30 to 36 months. The remainder of the 7% Notes proceeds are expected to be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness.

          The Company also assumed a $37.4 million credit facility in relation to the three vessels transferred to the Company as part of the capitalization. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize the Company’s cost of capital. As of January 26, 2010, there was no outstanding balance under this facility.
          The new management of the Company is led by Nicholas G. Fistes as Executive Director (Chairman), Michail S. Zolotas as Executive Director (Deputy Chairman), President and Chief Executive Officer, and Allan L. Shaw as Executive Director and Chief Financial Officer. The new management team intends to build the technical and commercial group of the Company and incorporate the Company’s existing team into their operations.
The full board of directors is set forth below:
•	Mr. Nicholas G. Fistes — Executive Director (Chairman)

•	Mr. Michail S. Zolotas — Executive Director (Deputy Chairman), President and Chief Executive Officer

•	Mr. Allan L. Shaw — Executive Director and Chief Financial Officer

•	Mr. Masaaki Kohsaka — Non-Executive Director

•	Mr. Spyros Gianniotis — Non-Executive Director

•	Mr. Apostolos I. Tsitsirakis — Non-Executive Director

•	Mr. Panagiotis Skiadas — Non-Executive Director
Post closing of the transaction, the Company’s 14-vessel fleet consisted of:
•	four Panamax tankers

•	five MR tankers

•	two container vessels (2,917 TEU)

•	three drybulk vessels totaling 460,074 dwt
          At such time, six of the Company’s 14 vessels were secured on period charters (currently, five of the Company’s 12 vessels). Charters for two of the Company’s products tanker vessels currently have profit-sharing components as well as one Capesize vessel.
          (b) Also, on October 13, 2009, in connection with the recapitalization the Company reviewed the restricted common share award agreements entered into under the Company’s 2005 equity incentive plan and resolved that all unvested restricted common shares previously granted shall become vested. The Company also caused 300,000 options to purchase common shares previously granted to the Company’s former Chief Executive Officer, pursuant to the Option Agreement dated July 23, 2008, to be immediately and fully vested and are to remain exercisable through July 23, 2018. As a result, all unrecognized compensation expense totalling $0.4 million, has been recorded on October 13, 2009.
          (c) On November 5, 2009, the Company announced a two-year time charter beginning December 23, 2009 through December 30, 2011 (assuming the maximum option is chosen) for the 1993-built, 172,972 dwt Capesize tanker Australia at a net of commissions rate of $20,391 per day.
          (d) On November 13, 2009, Grandunion entered into a non-binding letter of intent with the Company to drop down Newlead Shipping S.A. (“Newlead Shipping”) and four drybulk and two product tanker vessels identified below in a transaction valued at approximately $180.0 million, of which approximately $20.0 million will be paid through the issuance of the Company’s common shares at a price of $2.25 per share. The balance of the purchase price will be paid through the assumption of existing liabilities. The transaction is subject to board approval and consents from existing creditors. No assurance can be provided that this transaction will be closed and if it is closed in the form contemplated.
          Newlead Shipping is an integrated technical and commercial management company, appropriately licensed and staffed, providing a broad spectrum of technical and commercial management to all markets within the maritime industry. Newlead Shipping has the following accreditations:
•	ISO 9001:2000 from American Bureau of Shipping for a quality management system, by consistently providing a service that meets customer and applicable statutory and regulatory requirements, and enhancing customer satisfaction through, among other things, processes for continual improvement.

•	ISO 14001:2004 from American Bureau of Shipping for environmental management, including policy and objectives targeting legal and other requirements.

•	Safety, Quality and Environmental accreditation from American Bureau of Shipping.
          Newlead Shipping’s management has broad expertise, including specialized knowledge required for managing oil tankers, gas carriers, chemical carriers and bulkers. Senior personnel have a record of successfully performing and consist of a pool of dedicated senior engineers and top-class masters.
Commercial and Other Details – As per letter of Intent

								Charter
								Party
								Expected
						Charter	Charter Party	End Date
	Year		Rate		Charter Party	Party	Expected	(Including
Vessel	Built	DWT	(USD)	Commissions	Commencement	Duration	End Date	Max. Option)
Drybulk Vessels Capesize
Grand Ocean	1990	149,498	15,000 1st year;	3.75% + 0.25%	2/10/2009	2 years	Min. 12/10/2010 to	4/10/2012
			16,000 2nd year;			+/- 60 days	Max. 4/10/2011
			16,000 3rd option year

Grand Venetico	1990	134,982	16,500 1st year;	3.75% + 0.25%	3/1/2009	Abt. 2.5 years +/- 60 days	Min. 7/10/2011 to	5/10/2012
			18,500 balance;				Max. 11/10/2011
			18,500 option six months

Panamaxes
Grand Victoria	2002	75,966	18,000	3.75% + 1.25% +1.25%	11/22/2009	Abt. 11 to abt. 13 mos.	Min. 10/7/2010 to	1/6/2011
							Max. 1/6/2011

Grand Rodosi	1990	68,788	10,200 net; plus profit sharing 50/50	0.25%	7/22/2009	Abt. 3 years +/- 60 days	Min. 5/23/2012 to	9/20/2012
							Max. 9/20/2012

Product Tankers Handy size
Hiona	2003	37,337	19,500 plus profit sharing	1.25% + 1.25%	4/18/2008	36 months +/- 30 days	Min. 3/18/2011 to	5/18/2011
						Charterer’s option	Max. 5/18/2011

Hiotissa	2004	37,330	19,500 plus profit sharing	1.25% + 1.25%	5/6/2008	36 months +/- 30 days	Min. 4/6/2011 to	6/6/2011
						Charterer’s option	Max. 6/6/2011
          (e) In connection with the recapitalization, the Company entered into an employment agreement with its Chief Financial Officer, for a term of three years, subject to a one year extension, that provides for an annual salary, along with discretionary and guaranteed bonus compensation for the first year. Pursuant to the agreement, the officer received (i) 2,000,000 restricted common shares that are subject to vesting and (ii) options to purchase 3,000,000 common shares, having an exercise price of $1.65, subject to vesting and having an expiration date of October 13, 2014. The agreement provides for certain payments and accelerated vesting of the equity compensation in certain circumstances, including change of control or termination without cause.
          (f) On November 13, 2009, the Board of Directors made a one-time restricted stock grant in an aggregate amount of 180,000 restricted common shares to the independent directors of the Board of Directors. These restricted common shares vest 33% annually over the three year period ending January 1, 2013. The Board of Directors also made an annual cash compensation payment of $0.2 million in the aggregate, to the independent directors.
          (g) On December 4, 2009, at a special general meeting, the shareholders of the Company approved a name change of the Company from “Aries Maritime Holdings Limited” to “NewLead Holdings Ltd.” The name change became effective upon the filing by the Company of a Certificate of Incorporation of Name Change with the Bermuda Registrar of Companies on December 21, 2009, at which time the Company changed its trading symbol on the NASDAQ Stock Market to “NEWL”. In addition, upon shareholder approval also received at such special general meeting, the Company adopted a change to its bye-laws to permit written resolutions to be approved by a majority of the shareholders rather than unanimously. The Amended and Restated Bye-Laws are included with this Report on Form 6-K as Exhibit 3.1.
          (h) On December 22, 2009, the Board of Directors approved the increase of the authorized shares available for issuance under the Company’s 2005 Stock Plan from 1,000,000 to 7,000,000.
          (i) For advisory services provided in connection with the recapitalization, in January 2010, the Company issued to a third party 2,500,000 common shares and warrants to purchase 5,000,000 common shares expiring on January 2, 2016.
          (j) On January 1, 2010, the Board of Directors made their annual restricted stock grants in an aggregate amount of 80,000 restricted common shares to the independent directors of the Board of Directors. These restricted common shares vest 100% on the first anniversary date of the grant.
          (k) In January 2010, the Company sold the MSC Seine and the Saronikos Bridge for an aggregate purchase price resulting in gross proceeds to the Company of $13.0 million, payable in cash. The Saronikos Bridge was delivered to her new owners on January 7, 2010 and the MSC Seine was delivered on January 20, 2010.
          Each of the MSC Seine and the Saronikos Bridge is a 2,917 TEU container vessel built in 1990. As a result of the sale and delivery of these vessels, the Company has exited the container market.

EXHIBIT INDEX

3.1	Amended and Restated Bye-Laws

10.1	Financial Agreement dated August 18, 2009 by and among Marfin Egnatia Bank S. A., Australia Holdings Ltd., China Holdings Ltd. and Brazil Holdings Ltd.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 27, 2010

NEWLEAD HOLDINGS LTD.

By:	/s/ Allan L. Shaw
Name:	Allan L. Shaw
Title:	Chief Financial Officer